


10015869

SULTAN MINERALS INC.
(an exploration stage company)
FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2009 and 2008 and the statements of operations and deficit, comprehensive loss, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

April 20, 2010

"Morgan & Company"

Chartered Accountants

Tel: (604) 687 – 5841
Fax: (604) 687 – 0075
www.morgan-cas.com

MEMBER OF



P.O. Box 10007 Pacific Centre
Suite 1488 – 700 West Georgia Street
Vancouver, BC V7Y 1A1

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 13,629	$ 408,375
Short-term investments	1,760,000	1,495,695
Accounts receivable	15,316	29,578
Due from related parties (Note 9)	5,334	171,468
Prepaid expenses	19,130	23,326
	1,813,409	2,128,442
Mineral property interests (see schedule) (Notes 4 and 14)	8,668,228	8,756,364
Investments (Note 5)	548	705
Equipment (Note 6)	11,255	30,356
Reclamation deposits	22,170	22,170
	$ 10,515,610	$ 10,938,037
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 78,694	$ 140,384
Due to related parties (Note 9)	48,000	--
Current portion of long-term debt	--	85,000
Total liabilities	126,694	225,384
Shareholders' equity		
Share capital (Note 8)	22,297,139	22,027,355
Warrants (Note 8)	328,289	582,974
Contributed surplus	3,298,134	2,374,613
Deficit	(15,531,280)	(14,269,080)
Accumulated other comprehensive loss	(3,366)	(3,209)
	10,388,916	10,712,653
	$ 10,515,610	$ 10,938,037

Commitments (Note 4 (d))
Subsequent event (Note 13)

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Robin Merrifield"
Robin Merrifield

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
Years ended December 31, 2009 and 2008

	Years ended December 31, 2009	2008
Expenses		
Amortization	$ 365	$ 1,711
Debt finance adjustment (Note 7)	(3,000)	18,000
Legal, accounting and audit	60,498	35,719
Management and consulting fees (Note 9)	30,000	57,750
Office and administration	156,726	136,056
Salaries and benefits	326,985	295,897
Shareholder communications	190,196	352,205
Stock-based compensation	299,019	476,653
Termination fee (Note 9)	250,000	--
Travel and conferences	4,863	49,517
Loss before the following	1,315,652	1,423,508
Property investigations	3,902	1,418
Write-down of mineral property interests (Notes 4 (c) and 14)	--	82,809
Interest and other income	(42,866)	(90,235)
Loss before income taxes	(1,276,688)	(1,417,500)
Income tax recovery (expense) – current	--	--
– future income taxes	14,488	385,487
	14,488	385,487
Loss for the year	(1,262,200)	(1,032,013)
Deficit, beginning of year	(14,269,080)	(13,237,067)
Deficit, end of year	$ (15,531,280)	$ (14,269,080)
Loss per share, basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	112,981,330	101,626,050

Statements of Comprehensive Loss

	Years ended December 31, 2009	2008
Loss for the year before other comprehensive loss	$ (1,262,200)	$ (1,032,013)
Unrealized losses on investments	(157)	(2,191)
Comprehensive loss	$ (1,262,357)	$ (1,034,204)

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Years ended December 31, 2009 and 2008

	Common Shares Without Par Value				Accumulated Other Comprehensive Loss		Total Shareholders' Equity
	Shares	Amount	Warrants	Contributed Surplus	Loss	Deficit	Equity
Balance, December 31, 2007	100,226,518	$ 22,050,752	$ 1,166,158	$ 1,297,390	$ (1,018)	$ (13,237,067)	$ 11,276,215
Issued for cash							
Warrants exercised	1,341,500	267,362	(39,305)	--	--	--	228,057
Agent's warrants exercised	14,100	3,152	(1,225)	--	--	--	1,927
Stock options exercised	168,750	35,472	--	(13,534)	--	--	21,938
Issued for mineral property interests and other							
Income tax effect of renunciation of flow-through expenditures	--	(359,383)	--	--	--	--	(359,383)
Surface rights – Jersey-Emerald property	200,000	30,000	--	--	--	--	30,000
Stock-based compensation	--	--	--	548,103	--	--	548,103
Unrealized losses on investments for the year	--	--	--	--	(2,191)	--	(2,191)
Warrants expired, unexercised	--	--	(542,654)	542,654	--	--	--
Loss for the year	--	--	--	--	--	(1,032,013)	(1,032,013)
Balance, December 31, 2008	101,950,868	22,027,355	582,974	2,374,613	(3,209)	(14,269,080)	10,712,653
Issued for cash							
Private placement, less share issue costs	20,000,000	193,560	328,289	--	--	--	521,849
Issued for mineral property interests and other						--	
Surface rights – Jersey-Emerald property	200,000	9,000	--	--	--	--	9,000
Acquisition – Victory Tungsten property	200,000	10,000	--	--	--	--	10,000
Jersey-Emerald property	250,000	12,500	--	--	--	--	12,500
Garnet Lead-Zinc Property	100,000	6,000	--	--	--	--	6,000
HB Mine	50,000	2,500	--	--	--	--	2,500
Aspen Mineral Claims	100,000	4,500	--	--	--	--	4,500
Agent's compensation	1,060,000	31,800	--	--	--	--	31,800
Shares returned to treasury	(250)	(76)	--	--	--	--	(76)
Stock-based compensation	--	--	--	340,547	--	--	340,547
Unrealized losses on investments for the year	--	--	--	--	(157)	--	(157)
Warrants expired, unexercised	--	--	(582,974)	582,974	--	--	--
Loss for the year	--	--	--	--	--	(1,262,200)	(1,262,200)
Balance, December 31, 2009	123,910,618	$ 22,297,139	$ 328,289	$ 3,298,134	$ (3,366)	$ (15,531,280)	$ 10,388,916

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
Years ended December 31, 2009 and 2008

	Years ended December 31, 2009	2008
Cash provided by (used for)		
Operations		
Loss for the year	$ (1,262,200)	$ (1,032,013)
Items not involving cash		
Amortization	365	1,711
Debt financing adjustment	(3,000)	18,000
Stock-based compensation	299,019	476,653
Recovery of future income taxes	(14,488)	(385,487)
Write-down of mineral property interests	--	82,809
Changes in non-cash operating working capital		
Accounts receivable	14,262	111,001
Due to/from related parties	214,134	(96,852)
Prepaid expenses	4,196	5,050
Accounts payable and accrued liabilities	(11,221)	9,834
	(758,933)	(809,294)
Investing		
Mineral property interests		
Acquisition costs	(71,921)	(29,547)
Exploration and development costs	(618,590)	(1,616,489)
Redemption (purchase) of short-term investments	(264,305)	1,599,305
Reclamation deposits	--	1,050
Mortgage principal repaid	(73,000)	--
Equipment	--	(11,271)
	(1,027,816)	(56,952)
Financing		
Common shares and warrants, net of share issue costs	553,649	251,921
Mineral exploration tax credits received	838,354	--
	1,392,003	251,921
(Decrease) in cash and cash equivalents during the year	(394,746)	(614,325)
Cash and cash equivalents, beginning of year	408,375	1,022,700
Cash and cash equivalents, end of year	$ 13,629	$ 408,375
Supplemental information		
Stock-based compensation capitalized to mineral properties	$ 41,528	$ 97,553
Surface rights mortgage payable	9,000	30,000
Shares issued for mineral property interests	35,500	--
Share issue costs	31,800	47,023

See accompanying notes to financial statements.

1. Nature of operations and going concern

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern. As disclosed in the financial statements, the Company has working capital, as at December 31, 2009, of $1,686,715 (December 31, 2008 – $1,903,058) and an accumulated deficit of $15,531,280 (December 31, 2008 – $14,269,080). Working capital is defined as current assets less current liabilities.

The Company has capitalized $8,668,228 (December 31, 2008 - $8,756,364) in acquisition and related exploration costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant accounting policies

(a) Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis. The Company has designated cash and cash equivalents as held-for-trading. All gains and losses are included in the statement of operations in the period in which they arise.

(c) Short-term investments

Short-term investments are classified as held-for-trading and recorded at fair value with realized and unrealized gains and losses reported in the statement of operations. Their original maturity dates range from 91 days to 1 year from acquisition. All gains and losses are included in the statement of operations in the period in which they arise.

(d) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost. When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement.

Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

Mineral property costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

2. Significant accounting policies (continued)

(d) Mineral property interests (continued)

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

(e) Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which the determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period bases using management's fair value determinations of estimated recoverable value.

(f) Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. Until such time that there is significant certainty with regard to collections and assessments, the Company will record any recovered tax credits at the time of receipt. No gain or loss is realized during the exploration stage until all carrying costs of the specific interest have been offset.

(g) Investments

Investments other than derivatives are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains net of applicable future income taxes, or losses, are reflected in other comprehensive income while realized gains, net of income taxes, or losses are included in the statement of operations.

(h) Equipment and amortization

Equipment is recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from two to five years.

2. Significant accounting policies (continued)

(i) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Potential future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j) Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period end. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Exchange gains or losses are included in income or loss for the year.

(k) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage, and accordingly, no such obligations have arisen.

(l) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date the shares are issued.

2. Significant accounting policies (continued)

(m) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

(n) Stock-options and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. Warrants issued are recorded at estimated fair values using the Black-Scholes ("B-S") option pricing model. For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(o) Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – *Income Taxes*, and Emerging Issues Committee Abstract 146 – *Flow-through shares*, the Company records a future income tax ("FIT") liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the FIT liability, an offsetting reduction to share capital is made. In instances where the Company has sufficient unrecognized FIT assets to offset the FIT liability, the Company records an FIT recovery in its statement of operations, relating to previously unrecognized future income tax assets.

(p) Income statement presentation of a tax loss carryforward

CICA handbook EIC-172 "Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income" provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of the unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in the net income or in the other comprehensive income. This abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook section 3855, "Financial Instruments – Recognition and Measurement". The adoption of this standard did not have a material impact on the financial statements.

2. Significant accounting policies (continued)

(q) New accounting pronouncements

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

(a) Goodwill and intangible assets

The CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for the Company on January 1, 2009, with no changes on its financial statements.

(b) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On January 1, 2009, the Company immediately adopted the EIC, with no impact on its financial statements.

(c) Mining exploration costs

In March 2009, the CICA issued EIC 174, "Mining Exploration Costs", which provides guidance on the accounting and the impairment review of exploration costs. The Company immediately adopted the EIC with no impact on its financial statements.

(d) Financial instruments – disclosures

In June 2009, the CICA Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The Company immediately adopted this amended standard in 2009 and required disclosures are included in Note 11.

2. Significant accounting policies (continued)

(q) New accounting pronouncements (continued)

(e) International financial reporting standards ("IFRS")

In 2006, the Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010. The Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS, and it expects that the impact of the adoption of IFRS will not have a significant impact on the financial reporting of the Company.

3. Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has adopted this standard effective December 31, 2009.

4. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Kena Claims
The Company holds 100% of the original Kena Property claims. The property is subject to a 3.0% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50.0% of the NSR for the greater of 7,000 ounces of gold or $2,000,000 and must issue an additional 100,000 common shares on commencement of commercial production.

Daylight Claim Group
The Company holds 87.5% of the Daylight Claim Group, consisting of 8 crown grants. To exercise the option, the Company made total cash payments of $52,500 and issued 175,000 common shares. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 on or prior to the commencement of commercial production.

4. Mineral property interests (continued)

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Great Western Claim Group

The Company acquired 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property by making cash payments of $20,000 and issuing 356,250 common shares. In addition, the agreement provides for the issuance of a further 200,000 common shares on receipt of a positive feasibility study. The property is subject to a 3.0% NSR from production of gold and silver and 1.5% from production of other metals. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 on commencement of commercial production.

Tough Nut Claim Group

The Company holds 100% in three Tough Nut Claim Group claims, located on the north end of the Kena Property. The claims are subject to a 3.0% NSR from gold and silver. The Company has the right to purchase 66⅔% of the NSR from the optionors for $2,000,000 at any time prior to commencement of commercial production.

Starlight Claim Group

The Company holds 100% of 4 claim units, known as the Starlight Claim Group, consisting of 3 crown grants and one mineral claim contiguous with the Kena Property. The property is subject to a 1.0% NSR from production of gold and silver and other metals. The Company has the right to purchase the NSR for $1,000,000 on commencement of commercial production.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000, an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004, the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders. In May 2009, the Company entered into an additional amendment to the option agreement to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by a further four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company. The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company. The Company also holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2.0% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

4. Mineral property interests (continued)

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada (continued)

In June 2006, the Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and agreed to make share payments in the aggregate value of $200,000. Share payments of 200,000 common shares were made annually on a value date four months after the date of issue, until the related liability was extinguished. (See Note 7 – Long-term debt).

In November 2006, the Company acquired the surface rights on a section of the Jersey Claim Group at a cost of $100,000, inclusive of the initial option payment made on the property.

The Company completed a purchase agreement to acquire 100% of the rights, title and interest for the surface rights over 150 acres of land. Under the terms of the agreement, the Company made one cash payment of $50,000 and issued 150,000 common shares to the sellers for the purchase of the property. The acquisition is included in mineral property costs in Jersey-Emerald.

The Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights to 22 acres of land. Under the terms of the agreement, the Company made one cash payment of $18,100 and issued 30,000 common shares to the sellers.

Invincible Tungsten Mine
The Company acquired a 100% interest in the now decommissioned 7.4-hecare Invincible Tungsten Mine located south of Salmo, British Columbia. Under the agreement, the Company paid $3,000 and issued 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study and by the payment of advance royalties of $3,000 per annum, commencing in 2010.

Victory Tungsten Property
In May 2009, the Company acquired a 100% interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a cash payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property is subject to a 2.0% NSR, payable to the optionor, which the Company has the right to reduce to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

Garnet Lead-Zinc Property
In September 2009, the Company entered into an agreement to acquire a 100% interest in the Garnet Lead-Zinc Property, comprised of five mineral claims, Tenure Numbers 544860, 544861, 607011, 607013 and 607015, located approximately five kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company has an option to earn a 100% interest by making cash payments of $75,000 and issuing 500,000 common shares (100,000 issued) to the optionors over four years. Upon making the cash payments and share issuances, the Company will acquire 100% right, title and interest in the property subject only to a 3.0% NSR, payable to the optionors and a further 200,000 common shares due on commencement of commercial production.

4. Mineral property interests (continued)

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada (continued)

Garnet Lead-Zinc Property (continued)
The Company may, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000 to the optionors exercisable within 90 days after commencement of commercial production. If at any time either of the optionors wishes to sell or assign this interest in the NSR in the property the optionors agree to give to the Company a 30-day right of first purchase to acquire such interest provided that the optionors shall not thereafter offer their NSR to a third party on terms more favourable than those offered to the Company.

HB Lead-Zinc Property
In October 2009, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 533727, located approximately eight kilometres southeast of Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company has an option to earn a 100% interest in the property by making cash payments of $15,000 ($5,000 paid) and issuing 100,000 common shares (50,000 issued) to the optionors over 12 months.

Aspen Lead-Zinc-Silver Property
In November 2009, the Company entered into an agreement to acquire a 100% interest in the Aspen Lead-Zinc-Silver Property, comprised of seven mineral claims, Tenure Numbers 548440, 548464 – 548467, 604689 and 665745 located approximately six kilometres southeast of Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company paid $10,000 and issued 100,000 common shares to the optionors for the purchase of the property. Upon fulfilling the cash and share payments, the property will be subject only to a 1.0% NSR, payable to the optionors. The Company has the exclusive right to reduce the NSR to 0.5% by making a one-time payment of $100,000 to the optionors at any time up to and including the commencement of commercial production.

(c) Stephens Lake Property, Manitoba, Canada

The Company is in a joint venture with ValGold Resources Ltd. and Cream Minerals Ltd. (the "Companies"). The Companies have 75% of the Trout Claim Group, which are internal to the claims forming the Stephens Lake Property. Under the terms of the Trout Claim Group agreement, the Companies each made cash payments of $36,667 and issued 66,667 common shares to the optionor over a 36-month period from July 22, 2004. The Company has written off all exploration and carrying costs on the property to a nominal carrying value of $1, as it has no exploration programs planned.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2010 of $750 for lease of surface property rights. In fiscal 2010, the Company will have to make cash payments of $18,000, and issue 150,000 common shares with respect to its mineral property interests held at December 31, 2009.

5. Investments

	Number of Shares	Book Value December 31, 2009	Fair Value December 31, 2009	Fair Value December 31, 2008
Emgold Mining Corporation (Note 9 (c))	1,565	$ 3,913	$ 548	$ 704
Quorum Management and Administrative Services Inc. (See Note 9 (a))	--	--	--	1
Total Investments		$ 3,913	$ 548	$ 705

As at December 31, 2009, investments in available-for-sale securities consist of marketable securities which had a market value of $548 (December 31, 2008 - $704). The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income ("AOCI"), a component of shareholders' equity. The investment in Quorum Management and Administrative Services Inc. ("Quorum") was not designated as available-for-sale.

6. Equipment

	Cost	Accumulated Amortization	Net Book Value 2009	Cost	Accumulated Amortization	Net Book Value 2008
Office equipment	$ 3,283	$ 3,283	$ --	$ 3,283	$ 2,918	$ 365
Computer equipment	11,856	10,963	893	11,856	9,464	2,392
Field and mining equipment	49,614	46,760	2,854	49,614	38,280	11,334
Vehicles	26,271	18,763	7,508	26,271	10,006	16,265
	$ 91,024	$ 79,769	$ 11,255	$ 91,024	$ 60,668	$ 30,356

7. Long-term debt

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 4 (b)). Payment terms were as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, share payments of 200,000 common shares were made on June 1 of each year up to and including June 1, 2009.

7. Long-term debt (continued)

The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment was calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit resulted in the mortgage on the property being paid in full, then the seller was not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller had not received the full payment of the related liability and purchase price of the property, a cash payment would be required. The common shares referred to above were valued at the closing market price for the shares on October 2 of each year. After the Valuation Date for the final payment due on October 2, 2009, the seller had not received full payment of the related liability of $73,000. This final payment was made on October 2, 2009, pursuant to the terms of the agreement. The final payment calculation was based on the share price of $0.06 on October 2, 2009. Any amount resulting from the difference between the recorded prices of the common shares issued on the payment date and the Valuation Date was recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2009, was a recovery of $3,000 (2008 - expense of $18,000). The final debt financing adjustment has resulted in a $3,000 recovery in the year ended December 31, 2009.

		December 31, 2009		December 31, 2008
Long-term debt, beginning of year	$	85,000	$	97,000
Less payments made in common shares		(9,000)		(30,000)
Less payment made in cash		(73,000)		--
Debt finance adjustment		(3,000)		18,000
Long-term debt, end of year		--		85,000
Current portion of long-term debt	$	--	$	85,000

8. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

During the year ended December 31, 2009, the Company completed a brokered private placement of 20,000,000 units at a price of $0.03 per unit, for gross proceeds of $600,000. Each unit was comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common share until June 30, 2014, at an exercise price of $0.06 per share up to June 30, 2010, and at an exercise price of $0.12 per share thereafter. The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.1% to 2.4%; a weighted volatility factor of 106%, and an expected life of five years. The value allocated to each of the warrants was $0.01.

8. Share capital (continued)

(b) Issued and outstanding (continued):

The fair value attributable to each of the 2,247,600 agent's options exercisable until June 30, 2010, at an exercise price of $0.05; 706,666 agent's warrants and 1,498,400 underlying agent's warrants exercisable at $0.06 for one year, and at a price of $0.12 for the four years thereafter using the volatility factors and interest rates based on the expected life of the warrants as noted above. Warrants issued are recorded as non-cash share issue costs and applied against the cash proceeds of the financing allocated to the share capital and warrants.

If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

In 2007, the Company issued 3,803,000 flow-through shares ("FTS") for gross proceeds of $1,331,050. Under the FTS agreements, the Company agreed to renounce $1,331,050 of qualifying expenditures to the investors effective December 31, 2007, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2008.

The Company recorded future income taxes recorded at the time of renunciation of $359,383. During the year ended December 31, 2008, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $359,383.

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at December 31, 2009:

Weighted Average Exercise Price	Number Outstanding at December 31, 2009	Weighted Average Remaining Contractual Life
$0.10	1,500,000	0.4 years
$0.17	2,425,000	1.5 years
$0.45	2,230,000	2.6 years
$0.29	2,670,000	2.8 years
$0.29	200,000	3.2 years
$0.10	5,670,000	4.5 years
$0.10	500,000	4.9 years
$0.20	15,195,000	3.0 years

8. Share capital (continued)

(c) Stock options (continued)

A summary of the changes in stock options for the years ended December 31, 2009 and 2008, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2007	12,534,500	$0.25
Granted	200,000	$0.29
Exercised	(168,750)	$0.13
Cancelled	(817,750)	$0.41
Balance, December 31, 2008	11,748,000	$0.24
Granted	6,500,000	$0.10
Expired	(2,379,000)	$0.15
Cancelled/forfeited	(674,000)	$0.21
Balance, December 31, 2009	15,195,000	$0.20
Balance vested, December 31, 2009	14,985,000	$0.20

A summary of the fair values of stock options granted during the year, estimated on the date of grant and using the B-S option-pricing model with weighted average assumptions, is as follows:

	Years ended December 31,	
	2009	2008
Risk free interest rate	2.0%	2.6%
Expected life (years)	3.5 years	5 years
Expected volatility	97%-102%	85%
Weighted average fair value per option grant	$0.03-$0.05	$0.05

The B-S model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

(d) Share purchase warrants

As at December 31, 2009, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
17,785,999		

8. Share capital (continued)

(d) Share purchase warrants (continued)

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2007	25,815,344	$0.30
Exercised	(1,355,600)	$0.17
Expired	(10,572,944)	$0.30
Balance, December 31, 2008	13,886,800	$0.32
Granted	17,785,999	$0.06
Expired	(13,886,800)	$0.32
Balance, December 31, 2009	17,785,999	$0.06

(e) Shareholder rights plan

The Company's board of directors approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Shareholder approval of the Rights Plan will be sought at the next annual general meeting of the Company's shareholders, unless terminated earlier. The TSX Venture Exchange has accepted the Rights Plan, subject to shareholder ratification. Effective October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

9. Related party transactions and balances

	Years ended December 31,	
Services rendered and reimbursement of expenses:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	$ 729,429	$ 503,089
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd.	--	27,750

Balances receivable from (d):	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	$ 5,334	$ 171,468
Balances payable to (d):		
Directors fees	$ 48,000	$ --

9. Related party transactions and balances (continued)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Effective November 30, 2009, the Company terminated its agreement with Quorum and made a termination payment of $250,000 to agreement. The Company continues to rent space from Quorum and pay market rates for the services of Quorum.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) The Company's investments include shares in a listed company with a common director.

(d) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

10. Income taxes

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2009	2008
Statutory tax rate	30.00%	31.00%
Loss before future income taxes for the year	$ (1,276,688)	$ (1,417,500)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(383,006)	(439,425)
Non-deductible and permanent differences	41,977	131,638
Effect of change in tax rate on future tax assets	113,910	935,868
Other	169,181	137,457
Change in valuation allowance	43,450	(1,151,025)
Future income tax expense (recovery)	$ (14,488)	$ (385,487)

10. Income taxes (continued)

The significant components of the Company's future tax assets (liability) are as follows:

	2009	2008
Temporary difference in value for mineral property interests	$ 1,744,167	$ 1,759,643
Capital losses carried forward	8,326	8,659
Operating losses carried forward	1,178,194	1,090,307
Other future tax assets	94,242	122,869
Valuation allowance for future tax assets	(3,024,929)	(2,981,478)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $4,712,775 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2010	444,919
2014	539,592
2015	488,929
2026	625,635
2027	636,937
2028	839,997
2029	1,136,766

The Company has resource pools of approximately $15,560,792 available to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely. The Company also has investment tax credits totaling approximately $263,000.

11. Financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

11. Financial instruments (continued)

As at December 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, with comparative figures for December 31, 2008, are shown in the table below:

	2009		2008	
	Fair Value	**Carrying Value**	**Fair Value**	**Carrying value**
Financial assets				
Cash and cash equivalents	$ 13,629	$ 13,629	$ 408,375	$ 408,375
Short-term investments	1,760,000	1,760,000	1,495,695	1,495,695
Accounts receivable	15,316	15,316	29,578	29,578
Investments	548	548	705	705
Due from related parties	5,334	5,334	171,468	171,468
Financial liabilities				
Accounts payable and accrued liabilities	78,694	78,694	140,384	140,384
Due to related parties	48,000	48,000	--	--
Mortgage payable	--	--	85,000	85,000

The fair values of the Company's financial instruments measured at December 31, 2009, constitute Level 1 measurements for its cash and cash equivalents, short-term investments and investments within the fair value hierarchy defined under Canadian GAAP.

The Company recognized interest income during the year ended December 31, 2009, totalling $42,866, primarily represents interest income from the Company's METC refunds and short-term investments. This balance represents interest income from all sources.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31, 2009
Accounts and other receivables -	
Currently due	$ 15,316
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
	15,316
Cash and cash equivalents	13,629
Short-term investments	1,760,000
	$ 1,788,945

11. Financial instruments (continued)

Substantially all of the Company's cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company's maximum exposure to credit risk as at December 31, 2009, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 12, in normal circumstances. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2009, are summarized as follows:

		2009
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	78,694
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		48,000
In later than 90 days, not later than one year		--

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk

  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold, copper, zinc, lead and tungsten, and the outlook for these metals. The Company's ability to raise capital is affected by the commodity prices that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

  Market prices for these metals have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

11. Financial instruments (continued)

- Interest rate risk
  The Company has no significant exposure at December 31, 2009, to interest rate risk through its financial instruments.

- Currency risk
  Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

12. Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in British Columbia and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently has sufficient funds for operations but must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs in future years (See Note 1).

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities allowing the Company to withdraw funds at intervals needed for the expected timing of expenditures in its operations.

13. Subsequent event

Subsequent to December 31, 2009, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2009
Note 14: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2009
Acquisition costs				
Balance, beginning of year	$ 512,065	$ 523,581	$ 1	$ 1,035,647
Incurred during the year	3,571	103,850	--	107,421
Balance, end of year	515,636	627,431	1	1,143,068
Exploration and development costs				
Incurred during the year				
Assays and analysis	937	57,783	--	58,720
Drilling	--	209,082	--	209,082
Geological and geophysical	55,555	173,083	--	228,638
Site activities	3,656	59,742	--	63,398
Stock-based compensation	--	56,003	--	56,003
Travel and accommodation	6,110	20,846	--	26,956
	66,258	576,539	--	642,797
Balance, beginning of year	2,792,648	4,928,069	--	7,720,717
Mineral exploration tax credits	(31,832)	(806,522)	--	(838,354)
Balance, end of year	2,827,074	4,698,086	--	7,525,160
Total Mineral Property Interests	$ 3,342,710	$ 5,325,517	$ 1	$ 8,668,228

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2008
Note 14: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2008
Acquisition costs				
Balance, beginning of year	$ 503,483	$ 502,616	$ 37,438	$ 1,043,537
Incurred during the year	8,582	20,965	--	29,547
Write-downs during the year	--	--	(37,437)	(37,437)
Balance, end of year	512,065	523,581	1	1,035,647
Exploration and development costs				
Incurred during the year				
Assays and analysis	16,264	196,083	--	212,347
Drilling	--	604,017	--	604,017
Engineering	--	15,000	--	15,000
Environmental	--	108,172	--	108,172
Geological and geophysical	32,315	395,952	--	428,267
Site activities	6,039	143,531	--	149,570
Stock-based compensation	--	97,553	--	97,553
Travel and accommodation	3,917	70,679	--	74,596
	58,535	1,630,987	--	1,689,522
Balance, beginning of year	2,734,113	3,297,082	45,372	6,076,567
Write-downs during the year	--	--	(45,372)	(45,372)
Balance, end of year	2,792,648	4,928,069	--	7,720,717
Total Mineral Property Interests	$ 3,304,713	$ 5,451,650	$ 1	$ 8,756,364

Sultan Minerals Inc.
Management Discussion and Analysis and Annual Report
For the Year Ended
December 31, 2009

Sultan Minerals Inc.
Management Discussion and Analysis and Annual Report
For the Year Ended
December 31, 2009

1.1 Date

The effective date of this Management's Discussion and Analysis ("MD&A") and Annual Report is April 20, 2010.

1.2 Overview

This Management's MD&A contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This Annual MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the years ended December 31, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the year ended December 31, 2009 ("fiscal 2009") was $1,262,200 or $0.01 per share, after income tax recovery of $14,488 related to capitalized stock-based compensation compared to a loss of $1,032,013 or $0.01 per share in the year ended December 31, 2008 ("fiscal 2008"), after income tax recovery of $385,487, related to flow-through renunciations and capitalized stock-based compensation,.
- During fiscal 2009, operations utilized cash of $758,934 compared to $809,294 in fiscal 2008.
- Expenditures on mineral property interests totalled $750,218 in fiscal 2009 compared to $1,719,069 in fiscal 2008. The expenditures were incurred on the following mineral properties in fiscal 2009, with the fiscal 2008 numbers in brackets: Kena - $69,829 ($67,117), Stephens Lake - $Nil ($Nil), and the Jersey and Emerald properties - $680,389 ($1,651,952). The Stephens Lake property was written down by $82,809 to a nominal carrying value of $1 in fiscal 2008. There were no write-downs in fiscal 2009.
- The Company received total cash $553,649 by the issuance of 20,000,000 common shares in a private placement, compared to $251,921 received in fiscal 2008 by the issuance of 1,524,350 common shares in fiscal 2008 through the exercise of stock options, warrants and agent's warrants.

The Company is pleased to announce the appointment of Mr. Robin Merrifield to the board of directors.

1.2.1 Jersey – Emerald Property, British Columbia

The approximate 20,000-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a 2-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit.

In May 2009, the Company entered into an additional amendment to an option agreement to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by a further four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company.

The Company also holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company.

The Jersey and Emerald properties also include (i) a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant, subject to a 2.0% NSR, which the Company has the right to purchase for $500,000, (ii) a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims, (iii) a 100% interest in the Invincible Tungsten reverted crown grant, subject to a 2.0% NSR royalty which the Company has the right to purchase down to 0.5% for $150,000 and (iv) a 100% interest in the Victory Tungsten Property consisting of six reverted crown grants, subject to a 2.0% NSR royalty which the Company has the right purchase down to 0.5% for $150,000.

In fiscal 2009, the Company entered into an agreement to acquire 100% of the rights and interest in and to the Garnet Lead-Zinc Property, comprised of five mineral claims, Tenure Numbers 544860, 544861, 607011, 607013 and 607015, located approximately five kilometres south of Salmo, British Columbia, Canada near the former Jersey Lead-Zinc Mine. Under the terms of the agreement, Sultan has an option to earn a 100% interest by making cash payments of $75,000 and issuing 500,000 common shares (100,000 issued) to the optionors over four years. Upon making the cash payments and share issuances, Sultan will acquire 100% right, title and interest in the property subject only to a 3.0% Net Smelter Returns Royalty ("NSR"), payable to the optionors and a further 200,000 common shares due on commencement of commercial production. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000 to the optionors exercisable within 90 days after commencement of commercial production. If at any time either of the optionors wishes to sell or assign this interest in the NSR royalty in the property the optionors agree to give Sultan a 30-day right of first purchase to acquire such interest provided that the optionors shall not thereafter offer their NSR royalty to a third party on terms more favourable than those offered to Sultan.

The Garnet showing was initially staked in 1899 and later acquired by Cominco in 1927. As of December 31, 1978, the remaining measured and indicated reserves for the Garnet Mine were reported at 409,000 tons, at 0.1 per cent lead and 4.1 per cent zinc (Canadian Pacific Limited, Form 10-K, December 31, 1978).

In fiscal 2009, the Company entered into an agreement to acquire 100% of the rights and interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 533727, located approximately eight kilometres southeast of Salmo, British Columbia, Canada and three kilometres north of Sultan's Jersey Lead-Zinc Mine.

Under the terms of the agreement, Sultan has an option to earn a 100% interest in the property by making cash payments of $15,000 and issuing 100,000 common shares to the optionors over 12 months, with $5,000 being paid on regulatory approval and $10,000 at the end of twelve months following the date of regulatory approval.

The Company has issued 50,000 common shares and made the initial cash payment of $5,000, pursuant to the agreement.

Subsequent to December 31, 2009, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

With the addition of the Garnet and HB Mines, Sultan's Jersey Emerald property will include British Columbia's second and third largest historic lead-zinc mines. The HB showing was initially staked in 1907 and put into production in a limited manner in 1912. In 1927 the property was acquired by the Consolidated Mining and Smelting Company ("Cominco"). Exploration by Cominco in 1949-1950 lead to the discovery of three parallel, steeply dipping, ore zones extending for 900 metres in a north-south direction across the claims. In 1955 the HB Mine was put into production at 1,000 tons/day. Ten years later in 1965 the adjacent Garnet Lead-Zinc Mine was put into production as part of Cominco's HB mining operation.

Between 1912 and 1978 the Garnet and HB mines are reported to have produced a total of 6,656,101 tonnes of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). Seventy percent of this production is estimated to have been mined from the HB Mine deposits.

The Garnet and HB mines closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the HB Mine were reported by Canadian Pacific Limited as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209). Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Throughout 2009 and to date in 2010, Sultan has taken steps to advance the known tungsten, molybdenum and lead-zinc-silver deposits on the Jersey-Emerald property by:

1. Expanding its Kootenay land position with the acquisition of the historic HB, Garnet and Aspen lead-zinc-silver mines and the Victory Tungsten Deposit, all of which have existing pre NI 43-101 resources.
2. Securing title to the 1,100 acre Jersey Mine and Mill site with the final acquisition of the 700-acre Critchlow property, assuring Sultan road access to the Jersey and Emerald mines.

3. Updating a NI43-101 resource estimate in January 2009 for the Emerald mine showing a measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000tons averaging 0.341% WO_3 at a 0.15% WO_3 cut-off.
4. Making a new discovery of zinc and tungsten mineralization in the Lost Creek Area approximately 2.0 km south of the historic Emerald Tungsten Mine. Surface samples showed grades of 5.0% zinc and 0.9% tungsten (See News Release of Feb 19, 2009).
5. Carrying out diamond drilling over three tungsten targets with positive results obtained over two of the targets (see news releases of August 20 and September 28th).
6. Flying an Airborne Geophysical Survey over the property in cooperation with Geoscience BC, resulting in a detailed HeliGEOTEM Airborne Geophysical Survey which has identified a number of new exploration targets on the property that will require future follow-up.
7. Carrying out geochemical and geophysical surveys over the Garnet and HB lead-zinc-silver mines in search of new high-quality deposits and extensions to the historical long-life ore bodies. Results for these surveys are pending and are expected in early January.
8. Contracting Giroux Consultants Ltd. of Vancouver, BC to complete a resource estimate for the Jersey Lead-Zinc-Silver Mine, the largest producer in the camp. This study incorporates assays from 94 exploration drill holes completed by Sultan in 2008 and 4,948 historic production drill holes. Results of the study are detailed below.

The report from Giroux Consultants Ltd. provides independent initial resource calculations for the Lead and Zinc zones in a NI 43-101 Technical Report.

As shown in the following table, the estimate shows an indicated resource of 5,320,000 tons averaging 1.04% lead and 2.60% zinc and an **inferred resource of 16,930,000 tons** averaging 1.00% lead and 2.18% zinc using a cut-off grade of 1.5% combined lead-zinc.

Within this large low-grade resource there is higher grade mineralization with an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc using a cut-off grade of 3.5% combined lead-zinc. There is an additional inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc at the same 3.5% combined cut-off grade.

The results of the resource evaluation are summarized in the following table which gives indicated and inferred tonnage and grade estimates. These preliminary values of combined lead and zinc range from amenability to low-grade open pit mining up to a higher-grade underground mining scenario.

TOTAL Pb-Zn RESOURCES FOR JERSEY PROJECT

Classification	Cutoff %	Tons >Cutoff	Pb %	Zn%	Pounds of Lead	Pounds of Zinc
Indicated	1.5	5,320,000	1.04	2.60	111,000,000	277,100,000
Inferred	1.5	16,930,000	1.00	2.18	339,600,000	738,100,000
Indicated	3.5	1,900,000	1.96	4.10	74,600,000	155,900,000
Inferred	3.5	4,980,000	1.95	3.37	194,500,000	335,600,000

It is important to note that this Mineral Resource estimate is based entirely on the Jersey Mine area. The study demonstrates that excellent exploration potential for significant deposits of Lead-Zinc mineralization may also exist in the vicinity of Sultan's two adjacent historical mines and in the surrounding terrain. The authors recommend that a preliminary economic assessment study be undertaken to determine the tonnage and grade required for a feasibility study.

A total of 5,042 drill holes and a geologic solid that outlined the lead-zinc mineralization were used for this study. The grade distributions for both lead and zinc within the mineralized solid were examined using lognormal cumulative probability plots and appropriate capping levels were established. Uniform down hole 5-ft. composites were produced to honour the boundaries of the mineralized solid. A nominal value of 0.001% was inserted for both lead and zinc in unsampled intervals within the mineralized solid. This resulted in far more 5-ft. composites than individual assays. It also seriously reduced the mean grade for both lead and zinc and increased the coefficient of variation.

A block model with blocks 25 x 25 x 25 ft. in dimension was superimposed over the mineralized solid. The underground workings were also modeled and were subtracted from the mineralized solids in determining tonnage for each block. Imperial units of measure were used in this study to remain consistent with the historical mining database.

Grades for lead and zinc were interpolated into the block model using ordinary kriging. Geologic continuity of the Jersey Pb-Zn zone has been established through underground mining, mapping and diamond drilling. Grade continuity has been quantified through the use of the semivariograms. Within the Jersey Zone that surrounds the old mine workings blocks are classified as Indicated and Inferred based on grade continuity. Blocks estimated using search ellipse dimensions of up to ½ the semivariogram range were classified as Indicated. The remaining estimated blocks were classified as Inferred.

This study demonstrates strong potential for remnant lead-zinc resources within and adjacent to the historic mine workings. The study indicates that combined lead-zinc grades in the remnant blocks may be significant enough to support underground bulk mining methods of extraction. The near surface geometry of some portions of the zones also suggests potential for open pit extraction.

The report makes a number of recommendations summarized as follows:

1. Conduct a drill program of 20 short drill holes (up to 100 feet each) in 3 different areas of the mine to provide initial verification and evaluation of the remnant resource potential. Existing areas of access to the underground workings combined with resource blocks that infer the best combination of grade and tonnage will determine which areas are to be tested.
2. Conduct accurate surveys underground in the 3 areas that are determined for follow-up drilling. The flat-lying room and pillar style of underground workings are quite complex and require advanced methods to be accurately surveyed.
3. Complete a preliminary economic assessment study for lead-zinc at this stage. This study will provide Sultan with tonnage and grade cutoff percentages for resource feasibility. The study for the lead-zinc resource will include:
    - Preparation of a mine plan.
    - Design and costing of surface facilities.
    - Review of ore transport options.
    - Review of tailings disposal options.
    - Review of wastewater disposal alternatives.
    - Review of historic metallurgy and further metallurgical testing.

The proposed budget for the recommended program is estimated at $463,000.

In January 2009 Sultan received updated resource calculations for the Tungsten Zones on its Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. of Vancouver, BC and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng. of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of PBG Geoscience. The updated resource estimate shows a measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO_3 cutoff. The mineralization remains open along strike.

The report makes a number of recommendations that can be summarized as follows:

1. Diamond drill an additional 5,000 metres to fully define the Emerald and East Emerald tungsten zones.
2. Test the East Emerald zone and its projected extension to the north and south by putting in a total of 20 excavator trenches
3. Dewater the Invincible mine workings and stabilize the access portals to provide access for underground drill testing of the East Emerald Tungsten zone and the Invincible workings.
4. Update the East Dodger resource estimate to include the recent drilling.
5. Update the 2007 economic scoping study including:
   a) Preparation of a mine plan;
   b) Design and costing of surface facilities;
   c) Continuing implementation of environmental studies;
   d) Review of ore transport options;
   e) Review of tailings disposal options;
   f) Review wastewater disposal alternatives; and
   g) Review historic metallurgy and conduct further metallurgical testing.

The combined total cost to complete the recommended work is estimated at $1,358,500.

In early 2010 the Company completed magnetometer geophysical survey on its HB and Garnet Zinc Property which has identified two, new, high priority, geophysical targets. The two targets lie adjacent to and along strike from the two historic mines. Together the two new targets rival the combined size of the two historic mines.

The eastern magnetic anomaly is situated along strike to the north of the historic Garnet Zinc mine suggesting the possibility of an extension to the historic mine. This target is comparable in size to the former Garnet mine. The magnetic anomaly is believed to be caused by the mineral pyrrhotite which is locally associated with the zinc mineralization. The Garnet deposit was mined as an open cut and thus only gives a magnetic response over a remnant pillar at the south end of the deposit (see map).

The second geophysical target is situated 400 metres west of the Garnet Mine and trends parallel to both the Garnet and HB deposits. This target is more than 800 metres in length and is comparable in size to the combined Garnet and HB deposits. The target appears to be sub surface plunging to the north but may be exposed on surface at its south end.

A recently completed a soil geochemical survey over the HB and Garnet Zinc zones shows potential for extensions and parallel zones of lead-zinc mineralization. Analytical results identify multiple zinc anomalies where many samples exceed 10,000 ppm, the upper limit of laboratory detection. The principal soil anomaly is centered over the Garnet Zinc Mine but extends far beyond the original deposit. This strong, 900-metre long, lead and zinc anomaly extends for 300 metres to the north and 300 metres to the south of the historic Garnet workings and remains open to the south. The north end of the soil anomaly partially overlaps with a magnetic geophysical anomaly which is believed to be reflecting mineralization at depth. Two parallel soil anomalies lie to the west of the Garnet Mine suggesting potential for additional lead-zinc mineralization in an area that has never been drill tested. The western most soil anomaly coincides with the southern end of a strong magnetic geophysical anomaly that is believed to plunge to the north where it exists below surface for a distance of 900 metres beyond the zinc soil anomaly.

Several areas of elevated lead and zinc concentrations occur to the east of the Garnet zone. These areas are believed to be reflecting surface exposures of the HB Zinc deposit and the associated mine workings. A large database of historical mine records including mine plans, mine sections, drill logs and geological maps was acquired with the property and are being reviewed.

Compilation of data, including new geophysical and geochemical results, and historic mine plans and diamond drill results, is currently under way to generate targets for testing by diamond drilling in the spring of 2010.

Exploration expenditures on the Jersey-Emerald property in fiscal 2009 with the fiscal 2008 comparative figures shown in parentheses include the following: assays and analysis – $57,783 ($196,083); drilling – $209,082 ($604,017); engineering - $Nil ($15,000); environmental - $Nil ($108,172); geological and geophysical – $173,083 ($395,952); travel and accommodation – $20,846 ($70,679); stock-based compensation and future income tax recovery - $56,003 ($97,553); and site activities – $59,742 ($143,531). Acquisition costs of $103,850 ($20,965) were incurred.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

Sultan's 8,173-hectare Kena Gold-Copper Project located near the community of Ymir in southeastern British Columbia encompasses two areas of porphyry-style gold mineralization – the Gold Mountain and Kena Gold Zones situated within an 8.0-km long gold geochemical anomaly. Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes and a preliminary NI 43-101 resource estimate was prepared by Giroux Consultants Ltd. in June 2004. The report shows a measured and indicated resource of 11,820,000 tonnes containing 381,000 ounces of gold at an average grade of 1.0 g/T using a 0.5 g/T cut-off grade for gold. An additional inferred resource of 12,150,000 tonnes containing 389,000 ounces of gold at the same grade (June 7, 2004, News Release) expands the potential size and should be increased with additional diamond drilling.

Exploration Summary

In June 2009, the Company contracted Dr. Jim Oliver, P.Geo to conduct an independent assessment of Sultan's Kena Gold Property. Dr. Oliver's resulting 30-page non-NI 43-101 compliant report and conclusions state that: ***"Geological, geophysical and geochemical vectors clearly demonstrate that several, strong exploration targets exist within the Kena land package. Kena is a very significant and likely undervalued gold-copper occurrence."***

The report strongly recommends additional exploration including:

1. Identifying and consistently drill-testing the eastern contact of the Silver King Porphyry on relatively broad, 200-metre centres;
2. Re-evaluating the gold and copper potential between the South Gold Zone and Kena Gold Zone;

3. Following up on extensive geochemical, geophysical and geological work on the southeastern extensions of the Kena Copper area, considered a superb stand-alone exploration target.
4. Drilling a minimum of 5,000 metres of NQ core in 20 to 30 exploration boreholes on strong exploration targets in the Gold Mountain, South Gold and Kena Copper Zones.

In September 2009, Dr Oliver's recommendations were followed up with a two-phase work program entailing geochemical sampling and induced polarization (IP) geophysical surveys over the Kena Copper and South Gold zones. The results of the survey have identified a new, high priority geophysical target (November 19, 2009, News Release). The new geophysical anomaly has been defined over a one-kilometre long strike length and remains open to the north and east. The anomaly coincides with a zone of anomalous copper and gold soil values. A program of follow-up drilling and trenching is currently being planned for 2010.

Exploration expenditures on the Kena property in fiscal 2009, with the fiscal 2008 comparative figures shown in parentheses, include the following: assays and analysis – $937 ($16,264); geological and geophysical – $55,555 ($32,315); travel and accommodation - $6,110 ($3,917); and site activities – $3,656 ($6,039). Acquisition costs of $3,571 ($8,582) were incurred.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Mineral Property Option Payments Due In Fiscal 2010

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2010 of $750 for lease of surface property rights and will have to make cash payments of $18,000, and issue 150,000 common shares with respect to its mineral property interests held at December 31, 2009.

1.2.4 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 was US$603 per ounce. In 2007 gold averaged US$693 per ounce, in 2008 the average price per ounce was US$872 and in 2009 the average price per ounce was US$972. In 2010, the price of gold has averaged US$1,125 to April 12. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008. The price in 2009 averaged US$12.50 per pound with a price of US$17.15 at March 31, 2010. The price of tungsten has remained relatively stable at between US$210 to US$215/MTU for APT concentrate (as of March 31, 2010, it was US$212/MTU Source - Metals Bulletin).. The price of lead in 2009 was US$0.80 per pound and at April 13, 2010 was US$1.05 per pound, and the average price in 2009 was US$0.80 per pound and currently sits at US$1.07 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007
Current assets	$ 1,813,409	$ 2,128,442	$ 4,361,691
Mineral property interests	8,668,228	8,756,364	7,120,104
Other assets	33,973	53,231	75,138
Total assets	10,515,610	10,938,037	11,556,933
Current liabilities	126,694	225,384	236,718
Long-term debt	--	--	44,000
Shareholders' equity	10,388,916	10,712,653	11,276,215
Total shareholders' equity and liabilities	10,515,610	10,938,037	11,556,933
Working capital (current assets less current liabilities)	1,686,715	1,903,058	4,124,973

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Expenses (recoveries)			
Amortization	$ 365	$ 1,711	$ 2,020
Debt finance adjustment	(3,000)	18,000	(14,000)
Legal, accounting and audit	60,498	35,719	56,428
Management and consulting fees	30,000	57,750	45,000
Office and administration	156,726	136,056	94,339
Salaries and benefits	326,985	295,897	221,429
Shareholder communications	190,196	352,205	263,175
Stock-based compensation	299,019	476,653	677,726
Termination fee	250,000	--	--
Travel and conferences	4,863	49,517	34,400
	1,351,652	1,423,508	1,380,517
Property investigations	3,902	1,418	4,352
Write-down of mineral property interests	--	82,809	92,736
Interest and other income	(42,866)	(90,235)	(141,173)
Loss before income taxes	(1,276,688)	(1,417,500)	(1,336,432)
Income tax (recovery) expense – current	--	--	--
– future income taxes	14,488	385,487	68,172
Loss for the year	$ (1,262,200)	$ (1,032,013)	$ (1,268,260)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	112,981,330	101,626,050	86,200,248
Number of common shares issued and outstanding, end of year	123,910,618	101,950,858	100,226,518

1.4 Results of Operations

Sultan incurred a loss of $1,262,200, after income tax recovery of $14,488, or loss per common share of $0.01 in fiscal 2009, compared to a loss of $1,032,013, after future income tax recovery of $385,487 or loss per common share of $0.01 in fiscal 2008.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest and other income decreased from $90,235 in fiscal 2008 to $42,866 in fiscal 2009. A significant portion of the 2009 interest income relates to funds received from the British Columbia Mineral and Exploration Tax Credit.

Expenses

Legal, accounting and audit increased from $35,719 in fiscal 2008 to $60,498 in fiscal 2009. Audit fees are accrued throughout the fiscal year. Audit fees are increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Legal fees are ongoing and will vary depending on the activity during the period. Legal fees related to the financing completed on June 30, 2009, are recorded as share issue costs.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $30,000 in each fiscal year. In fiscal 2009, consulting fees of $Nil (fiscal 2008 - $27,750) were paid or are payable through Quorum Management and Administrative Services Inc. ("Quorum"), (formerly LMC Management Services Ltd.) to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $136,056 in fiscal 2008 to $156,726 in fiscal 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The Company continues to rent space from Quorum and pay market rates for the services of Quorum.

Salaries and benefits increased from $295,897 in fiscal 2008 to $326,895 in fiscal 2009. Included in fiscal 2009 is $48,000 in directors' fees. No directors' fees were paid in fiscal 2008. A credit was distributed by Quorum to its shareholders in fiscal 2008, which resulted in reducing allocated salaries in that fiscal 2008 by $7,357, with no credit distributed in fiscal 2009. A termination payment of $250,000 to Quorum, pursuant to the contract with Quorum, which was equivalent to six months of services provided as a shareholder of Quorum.

In fiscal 2009, there was $299,019 in stock-based compensation expense, compared with $476,653 in fiscal 2008. In addition, stock-based compensation costs of $41,515, based on the B-S valuation model, was capitalized to mineral property interests in fiscal 2009, plus a related future income tax liability of $14,488, compared to $71,449 capitalized in fiscal 2008, plus a related future income tax liability of $26,104. The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have decreased from $352,205 in fiscal 2008 to $190,196 in fiscal 2009. The Company utilized the services of Arbutus Enterprises Ltd. - $24,000 (2008 - $24,000), Horng Kher (Marc) Lee - $72,000 (2008 - $70,000), Renmark Communications Ltd. - $Nil (2008 - $68,350) and

CHF Investor Relations - $Nil (2008 - $58,875). Other shareholder activities consist of web site maintenance and development, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses decreased from $49,517 in fiscal 2008 to $4,863 in fiscal 2009. The Company attended the Prospectors and Developers Conference in fiscal 2008, contributing to the higher expense in that period.

Property investigation costs increased from $1,418 in fiscal 2008 to $3,902 in fiscal 2009. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $359,383 in fiscal 2008. Other future income tax recoveries relate to capitalized stock-based compensation and totalled $14,488 in fiscal 2009 and $26,104 in fiscal 2008.

In fiscal 2009, the Company received Mining Exploration Tax Credit refunds of $38,342 relating to the year ended December 31, 2006, including $4,646 interest, $700,711 relating to the year ended December 31, 2007, including $27,510 interest and $133,427 relating to the year ended December 31, 2008, including $1,970 interest. The mining exploration tax credits are subject to audit and the refunds, net of interest, are recorded as a reduction of mineral property interests.

In fiscal 2009, the Company received refunds of its 2006, 2007 and 2008 METC claims in the amount of $838,354 plus interest. There were no METC refunds received in fiscal 2008.

In fiscal 2008, $82,809 incurred in exploration costs related to Stephens Lake property was written off. There were no write-downs in fiscal 2009.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of acquisition and exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	General and adminis-trative expenses (Note 1)	Loss per quarter	Loss per share
2008					
First Quarter	25,277	611,894	414,400	4,919	$0.00
Second Quarter	6,356	441,502	357,497	323,439	$0.00
Third Quarter	17,403	379,885	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	296,462	388,112	$0.00
2009					
First Quarter	3,878	56,581	204,817	192,419	$0.00
Second Quarter	6,889	232,505	479,819	475,009	$0.01
Third Quarter	21,925	261,714	191,158	189,422	$0.00
Fourth Quarter	37,137	129,589	439,858	405,350	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests,

investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2009, Sultan's working capital, defined as current assets less current liabilities, was $1,686,715 (December 31, 2008 - $1,903,058). The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Effective November 30, 2009, the Company determined that it did not want to be responsible for the employees and liabilities of Quorum. As a result, it made a termination payment of $250,000 to Quorum, pursuant to the contract with Quorum, which was equivalent to six months of services provided as a shareholder of Quorum. The Company continues to rent space from Quorum and pay market rates for the services of Quorum.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the year.

At December 31, 2009, Sultan had capitalized $8,668,228, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the year ended December 31, 2009, Sultan's total expenditures included $750,218 on the acquisition and exploration of its mineral property interests compared to $1,719,069 in the year ended December 31, 2008.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms were as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments of 200,000 common shares were made on June 1 of each year from 2007 to 2009, inclusive.

The common shares referred to above were valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment was calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit resulted in the mortgage on the property being paid in full, then the seller would not be entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller had still not received the full payment of the related liability and purchase price of the property, the Company was required to pay the remaining balance to the seller by way of a cash payment. This amount was $73,000 and was paid during the year ended December 31, 2009, pursuant to the terms of the agreement, based on the share price of $0.06 on October 2, 2009. Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date of October 2, 2009, will be recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000. The final debt financing adjustment has resulted in a $3,000 recovery in the year ended December 31, 2009.

Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 that was scheduled to commence October 20, 2009, and an aggregate 3.0% NSR due to the property optionors. Sultan can reduce the NSR to 1.5% by making a payment of $500,000 and issuing 50,000 common shares. In April 2009, the Company entered into an additional amendment to the option agreement dated October 20, 1993, as amended, to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

In April 2009, Sultan acquired 100% of the rights and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

In fiscal 2009, the Company entered into an agreement to acquire 100% of the rights and interest in and to the Garnet Lead-Zinc Property, comprised of five mineral claims, Tenure Numbers 544860, 544861, 607011, 607013 and 607015, located approximately five kilometres south of Salmo, British Columbia, Canada near the former Jersey Lead-Zinc Mine. Under the terms of the agreement, Sultan has an option to earn a 100% interest by making cash payments of $75,000 and issuing 500,000 common shares to the optionors over four years. Upon making the cash payments and share issuances, Sultan will acquire 100% right, title and interest in the property subject only to a 3.0% Net Smelter Returns Royalty ("NSR"), payable to the optionors and a further 200,000 common shares due on commencement of commercial production. Sultan shall, at its discretion, have the exclusive right to reduce the NSR to 1.0% by making a one-time payment of $1,000,000.00 to the optionors exercisable within 90 days after commencement of commercial production. If at any time either of the optionors wishes to sell or assign this interest in the NSR royalty in the property the optionors agree to give Sultan a 30-day right of first purchase to acquire such interest provided that the optionors shall not thereafter offer their NSR royalty to a third party on terms more favourable than those offered to Sultan.

In fiscal 2009, the Company entered into an agreement to acquire 100% of the rights and interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 533727, located approximately eight kilometres southeast of Salmo, British Columbia, Canada.

Under the terms of the agreement, Sultan has an option to earn a 100% interest in the property by making cash payments of $15,000 and issuing 100,000 common shares to the optionors over 12 months, with $5,000 being paid on regulatory approval and $10,000 at the end of twelve months following the date of regulatory approval.

The Company has issued 50,000 common shares and made the initial cash payment of $5,000, pursuant to the agreement.

Subsequent to December 31, 2009, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada. .

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

1.7 Capital Resources

During the year ended December 31, 2009, the Company completed a brokered private placement with Northern Securities Inc. of 20,000,000 units at a price of $0.03 per unit, for net proceeds of $553,649. Each unit was comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common until June 30, 2014, at an exercise price of $0.06 per share up to June 30, 2010, and at an exercise price of $0.12 per share thereafter. The warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate – 2.1% to 2.4%; a weighted volatility factor of 106%, and an expected life of five years. The value allocated to each of the warrants was $0.01.

The fair values attributable to each of the 2,247,600 agent's options exercisable until June 30, 2010, at an exercise price of $0.05; 706,666 agent's warrants and 1,498,400 underlying agent's warrants exercisable at $0.06 for one year, and $0.12 for the four years thereafter, range from $0.03 to $0.06, using the volatility factors and interest rates based on the expected life of the warrants as noted above. These non-cash share issue costs are recorded against the share capital and warrants issued in the financing.

If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

Insiders of the Company subscribed for a total of 3,932,661 units.

During the year ended December 31, 2008, the Company issued 1,524,350 common shares on the exercise of 1,341,500 share purchase warrants at a price of $0.17; 4,700 common shares on the exercise of 4,700 agent's warrants at a price of $0.17, 9,400 common shares on the exercise of 9,400 agent's warrants at a price of $0.12, and 168,750 common shares on the exercise of stock options at prices ranging from $0.10 to $0.17, for total proceeds of $251,921.

In fiscal 2009, the Company granted 6,500,000 stock options to directors, employees and consultants at an exercise price of $0.10, with the expiry dates of June 22, 2014 and December 11, 2014. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 2.0%; expected life of 3.5 years; expected volatility – 97% to 102%; and a weighted average fair value per option grant of $0.03 to $0.05.

In fiscal 2008, the Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 85%; and a weighted average fair value per option grant of $0.05. Unvested consultants' options granted in the six months ended June 30, 2008, were re-valued in fiscal 2009 as follows: risk free interest rate – 1.5%; volatility – 97%, and an estimated life of 4 years for a weighted average fair value per grant of $0.01.

During the year ended December 31, 2009, 13,886,800 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.50 expired, unexercised.

In fiscal 2009, the Company received refunds of its 2006, 2007 and 2008 METC claims in the amount of $838,354 plus interest. This has provided additional working capital to the Company to be used in its exploration activities. The METC refunds may be subject to audit.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at December 31, 2009 and December 31, 2008, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in British Columbia and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently has sufficient funds for operations but must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs in future years.

The Company's investment policy is to invest its cash in highly liquid short-term interest- bearing investments with maturities allowing the Company to withdraw funds at intervals needed for the expected timing of expenditures in its operations.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Years ended December 31,	
Services rendered and reimbursement of expenses:	**2009**	**2008**
Quorum Management and Administrative Services Inc. (a)	$ 729,429	$ 503,089
Lang Mining Corporation (b)	30,000	30,000
Kent Avenue Consulting Ltd.	--	27,750

Balances receivable from (d):	2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 5,334	$ 171,468
Balances payable to (d):		
Directors' fees	$ 48,000	$ --

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Effective November 30, 2009, the Company terminated its agreement with Quorum and made a termination payment of $250,000 to agreement. The Company continues to rent space from Quorum and pay market rates for the services of Quorum.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) The Company's investments include shares in a listed company with a common director.

(d) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Three months ended December 31, 2009 ("Q4 2009") compared to three months ended December 31, 2008 ("Q4 2008")

Sultan incurred a loss of $405,350, or a loss per share of $0.00 Q4 2009, compared to a loss of $388,112, or loss per share of $0.00 in Q4 2008.

	Three months ended December 31, 2009	Three months ended December 31, 2008
Expenses		
Amortization	$ --	$ 273
Legal, accounting and audit	12,470	7,375
Management and consulting fees	7,500	15,000
Office and administration	49,526	44,651
Salaries and benefits	62,194	100,593
Shareholder communications	44,952	55,795
Stock-based compensation	12,234	66,220
Property investigations	1,483	--
Termination fee	250,000	--
Travel	982	6,555
Write-down of mineral property interests	--	82,809
Interest and other income	(35,991)	(8,766)
	405,350	370,505
Loss for the period before future income taxes	(405,350)	(370,505)
Income tax recovery (expense)	--	17,607
Loss for the period	(405,350)	(388,112)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding during the period	123,778,200	101,812,406

Income and Expenses

Significant changes between the two Q4 periods are noted below. Please refer to the comparatives for the years ended December 31, 2009 and 2008, for further discussion of other expense categories.

Interest revenue of $35,991 received in Q4 2009 was primarily received on METC payments for the 2006, 2007 and 2008 years. Interest income in Q4 2008 totalled $8,766.

Legal, accounting and audit expense increased from $7,375 in Q4 2008 to $12,470 in Q4 2009. Audit fees are accrued throughout the fiscal year, and increased for the fiscal 2008 audit and are expected to continue to increase. Legal and accounting fees are accrued throughout the fiscal year, based on expenditures in prior periods.

Salaries and benefits have decreased from $100,593 in Q4 2008 to $62,194 in Q4 2009. Salaries charged to the Company from Quorum are based on activity levels. Included in Q4 2009 is $12,000 in directors' fees that were not paid in Q4 2008. A termination payment of $250,000 to Quorum, pursuant to the contract with Quorum, which was equivalent to six months of services provided as a shareholder of Quorum.

In Q4 2008, there was $66,220 in stock-based compensation expense, compared with $12,234 related to revaluation of stock options granted to consultants in the second quarter of fiscal 2009 and stock options granted to a director in December 2009.

Shareholder communications have decreased from $55,795 in Q4 2008 to $44,952 in Q4 2009. The Company utilized the services of two investor relations' consultants in Q4 2008 and in Q4 2009. Fees are paid to Arbutus Enterprises Ltd. ($6,000 each period) and Mr. Horng Kher (Marc) Lee ($18,000 each period). Renmark was paid $7,000 in Q4 2008, until termination of the contract in October 2008. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses decreased from $6,555 in Q4 2008 to $982 in Q4 2009. There has been nominal travel and the Company throughout fiscal 2009.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter. Consulting fees of $Nil (Q4 2008 - $7,500) were paid or are accrued to Kent Avenue Consulting Ltd., a private company controlled by a director of the Company.

Office and administration costs increased from $44,651 in Q4 2008 to $49,526 in Q4 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company, on a full cost recovery basis to the end of November 2009.

Mineral property interests of $82,809 were written off in Q4 2008 relating to the Stephens Lake Property, with no comparative write-down in Q4 2009.

In Q4 2009, the Company received refunds of its 2006, 2007 and 2008 METC claims in the amount of $838,354 plus interest. There were no METC refunds received in Q4 2008.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at December 31, 2009, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these financial statements.

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

(a) Goodwill and intangible assets

The CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for the Company on January 1, 2009, with no changes on its financial statements.

(b) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On January 1, 2009, the Company immediately adopted the EIC, with no impact on its financial statements.

(c) Mining exploration costs

In March 2009, the CICA issued EIC 174, "Mining Exploration Costs", which provides guidance on the accounting and the impairment review of exploration costs. The Company immediately adopted the EIC with no impact on its financial statements.

(d) Financial instruments – disclosures

In June 2009, the CICA Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company immediately adopted this amended standard in 2009 and required disclosures are included in Note 11 to the Company's annual financial statements for the year ended December 31, 2009.

(e) International financial reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010. The Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS, and it expects that the impact of the adoption of IFRS will not have a minimal, if any, impact on the financial reporting of the Company, other than changes to financial statement presentation.

Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section "1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. These standards will have no impact on the Company's financial statements.

1.14 Financial instruments and other instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at December 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, with comparative figures for December 31, 2008, are shown in the table below:

	2009		2008	
	Fair Value	Carrying Value	Fair Value	Carrying value
Financial assets				
Cash and cash equivalents	$ 13,629	$ 13,629	$ 408,375	$ 408,375
Short-term investments	1,760,000	1,760,000	1,495,695	1,495,695
Accounts receivable and prepaid expenses	34,446	34,446	52,904	52,904
Investments	548	548	705	705
Due from related parties	5,334	5,334	171,468	171,468
Financial liabilities				
Accounts payable and accrued liabilities	78,694	78,694	140,384	140,384
Due to related parties	48,000	48,000	--	--
Mortgage payable	--	--	85,000	85,000

The fair values of the Company's financial instruments measured at December 31, 2009, constitute Level 1 measurements for its cash and cash equivalents, short-term investments and investments within the fair value hierarchy defined under Canadian GAAP.

The Company recognized interest income during the year ended December 31, 2009, totalling $42,866, primarily represents interest income from the Company's METC refunds and short-term investments. This balance represents interest income from all sources.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

		December 31, 2009
Accounts and other receivables -		
Currently due	$	15,316
Past due by 90 days or less, not impaired		--
Past due by greater than 90 days, not impaired		--
		15,316
Cash and cash equivalents		13,629
Investments		1,760,000
	$	1,788,945

Substantially all of the Company's cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company's maximum exposure to credit risk as at December 31, 2009, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Item 1.7, in normal circumstances. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2009, are summarized as follows:

		2009
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	78,694
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		48,000
In later than 90 days, not later than one year		--

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk
  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold, copper, zinc, lead and tungsten, and the outlook for these metals. The Company's ability to raise capital is affected by the commodity prices that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for these metals have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

- Interest rate risk
  The Company has no significant exposure at December 31, 2009, to interest rate risk through its financial instruments.

- Currency risk
  Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

1.15.1 Other MD& A Requirements

See the audited annual financial statements for the years ended December 31, 2009 and 2008.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the audited financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations and Deficit.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 20, 2010, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

124,010,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,425,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,230,000	$0.45	July 20, 2012
2,670,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
5,670,000	$0.10	June 22, 2014
500,000	$0.10	December 11, 2014
15,195,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
17,785,999	$0.14 (using 2010 expiry values)	

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"), which has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

United States Sec Filing
June 4, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

None Filed.

Correspondence with Securities Commission(s)

1. 52-109FV1 – Certification of annual filings – CEO – English – dated April 20, 2010;
2. 52-109FV1 – Certification of annual filings – CFO – English – dated April 20, 2010;
3. Audited Annual Financial Statements – English – dated April 23, 2010;
4. MD&A – English – dated April 23, 2010;
5. Notice of the meeting and record date – English – dated April 30, 2010.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Arthur G. Troup, President and Chief Executive Officer of Sultan Minerals Inc.**, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the "annual filings" of **Sultan Minerals Inc.** (the "issuer") for the financial year ended **December 31, 2009.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 20, 2010**

"Arthur G. Troup"

President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, **Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc.**, certify the following:

1. ***Review:*** I have reviewed the annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the "annual filings" of **Sultan Minerals Inc.** (the "issuer") for the financial year ended **December 31, 2009.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: **April 20, 2010**

"Shannon M. Ross"

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 30/04/2010

To: All Canadian Securities Regulatory Authorities

Subject: SULTAN MINERALS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General & Extraordinar Meeting
Record Date for Notice of Meeting :	25/05/2010
Record Date for Voting (if applicable) :	25/05/2010
Meeting Date :	29/06/2010
Meeting Location (if available) :	595 Howe Street, 10th Floor, Vancouver BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	86556L100	CA86556L1004

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for SULTAN MINERALS INC

United States Sec Filing
June 4, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated May 5, 2010;
2. News Release – dated May 13, 2010;

Correspondence with Securities Commission(s)

1. 52-109FV2 – Certification of annual filings – CEO – English – dated May 26, 2010;
2. 52-109FV2 – Certification of annual filings – CFO – English – dated May 26, 2010;
3. Interim Financial Statements – English – dated May 27, 2010;
4. MD&A – English – dated May 27, 2010.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 5, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals to Drill Zinc Targets at the HB & Garnet Zinc Mines, Jersey-Emerald Property, BC

Sultan Minerals Inc. (**SUL**-TSX-V) ("Sultan") is pleased to announce commencement of exploration on the HB and Garnet zones of its Jersey-Emerald Property. Ground geophysical and geochemical surveys completed in 2009 indicate the presence of extensions and parallel zones of lead-zinc mineralization away from the historically mined areas (see News Release of January 14, 2010).

Sultan has received its exploration permit to allow for trenching and drilling within the HB-Garnet mines area of the large, 18, 000-hectare, Jersey-Emerald property. Critchlow Diamond Drilling of Salmo, BC, has been contracted to complete up to 1500 metres of drilling commencing later this month.

Targets for drilling have been defined by elevated lead and zinc in soil geochemistry coincident with elevated magnetic response. The magnetic data is currently being analyzed by Peter E. Walcott and Associates to assist with target definition and drill-hole placement. Of particular interest to Sultan is a 900 metre long magnetic anomaly that is located approximately 250 metres west of the historic mine workings. Coincident lead and zinc soil anomalies suggest potential for lead-zinc mineralization in an area that has never been drill tested.

Sultan's consultants continue to process the large database of historical mine records, including paper-drafted mine plans, mine sections, drill logs and geological maps that were acquired with the property. Mr. Ed Lawrence, P.Eng, former Manager of Sultan's adjacent Jersey and Emerald Mines, is undertaking a review of the historical HB and Garnet mine records. Preliminary inspection of this information suggests that the south end of the Garnet zinc deposit remains open and may extend to the south far beyond the previous mining operations.

The Jersey Emerald property now includes the Jersey Mine and the HB-Garnet Mine; collectively the second and third largest lead zinc mines in BC's history. Sultan recently published a NI43-101 resource estimate for the lead zinc from the Jersey Emerald property, (please see News Release of March 1, 2010) showing an indicated resource of 1,900,000 tons averaging 1.96% lead and 4.10% zinc using a cut-off grade of 3.5% combined lead-zinc. There is an additional inferred resource of 4,980,000 tons averaging 1.95% lead and 3.37% zinc at the same 3.5% combined cut-off grade. The deposit is comparable in grade to the historic mine and is surrounded by a large low grade resource with an indicated resource of 5,320,000 tons averaging 1.04% lead and 2.60% zinc and an inferred resource of 16,930,000 tons averaging 1.00% lead and 2.18 % zinc using a cut-off grade of 1.5% combined lead-zinc.

Perry Grunenberg, P.Geo, of PBG Geoscience, manages exploration on the Jersey-Emerald project and is Sultan's supervisor and "Qualified Person" for the purpose of NI 43-101 "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com


NEW TARGET ZONES
HB
Underground
Mine
Garnet
Open
Pit
0 25 50 100 150 200 250
KILOMETRES
Sultan Minerals Inc.
Jersey Emerald Property
Kootenay Zinc Belt
LEGEND
SULTAN MINERALS INC.
HB Garnet Mine Area
MAGNETOMETER SURVEY
JERSEY-EMERALD PROPERTY
Salmo, British Columbia


MAGNETIC HIGHS
HB
Underground
Mine
Garnet
Open Pit
0 50 100 200 250 300 400
METRES
Zinc in Soil > 4,000ppm
SULTAN MINERALS INC.
HB Garnet GRID
SOIL GEOCHEMISTRY
Contours of Zinc (ppm)
JERSEY-EMERALD PROPERTY
Salmo, British Columbia

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 13, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ACQUIRES MINERAL CLAIMS NEAR GIBRALTAR PORPHYRY COPPER MINE

May 13, 2010, Vancouver, BC - Sultan Minerals Inc. (SUL–TSX Venture) ("Sultan") is pleased to announce that it has staked 570 hectares of mineral tenures adjacent to the Gibraltar Porphyry Copper-Molybdenum Mine in south central British Columbia, Canada.

The road accessible property is located just 1,500 metres west of the Gibraltar Copper-Molybdenum Mine approximately 40 kilometres north of the community of Williams Lake BC. The Gibraltar mine is the second largest porphyry copper mine in BC. Production commenced in 1972 and to date it has been reported that 350 million tonnes of ore have been mined and milled giving 2.1 billion pounds of copper and 22.0 million pounds of molybdenum. Proven and probable reserves are currently 470 million tons grading 0.315% copper and 0.008% molybdenum.

Sultan's adjacent property overlies the west margin of the Granite Mountain pluton, which is host to the Gibraltar orebodies. The property has had little previous exploration. The claims were acquired as part of Sultan's ongoing program of acquiring underexplored properties in proven mining camps.

Sultan has contracted Peter E. Walcott & Associates to review the property and make recommendations for a geophysical survey that will investigate the property's potential for porphyry copper-molybdenum mineralization.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Arthur G. Troup, Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending March 31, 2010.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2010

Arthur G. Troup
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending March 31, 2010.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2010

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
MARCH 31, 2010 and 2009

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets
As at March 31, 2010 and December 31, 2009
(Unaudited – prepared by management)

	March 31, 2010	December 31, 2009
Assets		
Current assets		
Cash	$ 41,731	$ 13,629
Short-term investments	1,577,250	1,760,000
Accounts receivable	21,160	15,316
Due from related parties (Note 8)	--	5,334
Prepaid expenses	7,357	19,130
	1,647,498	1,813,409
Mineral property interests (see schedule) (Notes 4 and 11)	8,715,504	8,668,228
Investments (Note 5)	392	548
Equipment (Note 6)	7,911	11,255
Reclamation deposits	21,120	22,170
	$ 10,392,425	$ 10,515,610
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 88,385	$ 78,694
Due to related parties (Note 8)	94,234	48,000
Total liabilities	182,619	126,694
Shareholders' equity		
Share capital (Note 7)	22,302,639	22,297,139
Warrants (Note 7)	328,289	328,289
Contributed surplus	3,298,055	3,298,134
Deficit	(15,715,655)	(15,531,280)
Accumulated other comprehensive loss	(3,522)	(3,366)
	10,209,806	10,388,916
	$ 10,392,425	$ 10,515,610

Commitments (Note 4 (d))

See accompanying notes to financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Robin Merrifield"
Robin Merrifield

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2010	2009
Expenses (recoveries)		
Amortization	$ --	$ 274
Legal, accounting and audit	6,087	10,191
Management fees	7,500	7,500
Office and administration	23,306	39,958
Property investigations	1,910	1,144
Salaries and benefits	71,814	84,083
Shareholder communications	62,783	41,090
Stock-based compensation	(79)	19,105
Travel and conferences	12,871	2,616
Interest and other income	(1,817)	(12,232)
	184,375	193,729
Loss before income taxes	(184,375)	(193,729)
Future income tax recovery	--	1,310
Loss for the period	(184,375)	(192,419)
Deficit, beginning of period	(15,531,280)	(14,269,080)
Deficit, end of period	$ (15,715,655)	$ (14,461,499)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	123,928,200	101,950,838

Statements of Comprehensive Loss
(Unaudited – prepared by management)

	Three months ended March 31, 2010	2009
Loss for the period before comprehensive loss	$ (184,375)	$ (192,419)
Unrealized gain (loss) on investments	(156)	78
Comprehensive loss	$ (184,531)	$ (192,341)

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Shareholders' Equity
Three months ended March 31, 2010 and 2009
(Unaudited – prepared by management)

	Common Shares Without Par Value						
	Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2008	101,950,868	$ 22,027,355	$ 582,974	$ 2,374,613	$ (3,209)	$ (14,269,080)	$ 10,712,653
Issued for cash							
Private placement, less share issue costs	20,000,000	193,560	328,289	--	--	--	521,849
Issued for mineral property interests and other						--	
Surface rights – Jersey-Emerald property	200,000	9,000	--	--	--	--	9,000
Acquisition – Victory Tungsten property	200,000	10,000	--	--	--	--	10,000
Jersey-Emerald property	250,000	12,500	--	--	--	--	12,500
Garnet Lead-Zinc Property	100,000	6,000	--	--	--	--	6,000
HB Mine	50,000	2,500	--	--	--	--	2,500
Aspen Mineral Claims	100,000	4,500	--	--	--	--	4,500
Agent's compensation	1,060,000	31,800	--	--	--	--	31,800
Shares returned to treasury	(250)	(76)	--	--	--	--	(76)
Stock-based compensation	--	--	--	340,547	--	--	340,547
Unrealized losses on investments for the year	--	--	--	--	(157)	--	(157)
Warrants expired, unexercised	--	--	(582,974)	582,974	--	--	--
Loss for the year	--	--	--	--	--	(1,262,200)	(1,262,200)
Balance, December 31, 2009	123,910,618	22,297,139	328,289	3,298,134	(3,366)	(15,531,280)	10,388,916
Issue for mineral property interest and other							
HB Mine 2	100,000	5,500	--	--	--	--	5,500
Stock-based compensation	--	--	--	(79)	--	--	(79)
Unrealized losses on investments for the period	--	--	--	--	(156)	--	(156)
Loss for the period	--	--	--	--	--	(184,375)	(184,375)
Balance, March 31, 2010	124,010,618	$ 22,302,639	$ 328,289	$ 3,298,055	$ (3,522)	$ (15,715,655)	$ 10,209,806

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended March 31, 2010	2009
Cash provided by (used for)		
Operations		
Loss for the period	$ (184,375)	$ (192,419)
Items not involving cash		
Amortization	--	274
Stock-based compensation	(79)	19,105
Income tax recovery	--	(1,310)
Changes in non-cash operating working capital		
Accounts receivable	(5,844)	5,627
Due to/from related parties	51,566	(26,414)
Prepaid expenses	11,773	7,876
Accounts payable and accrued liabilities	11,000	(26,340)
	(115,959)	(213,601)
Investing		
Mineral property interests		
Acquisition costs	(13,083)	(4,937)
Exploration and development costs	(26,656)	(92,936)
Short-term investments redeemed (purchased)	182,750	(87,434)
Reclamation deposits	1,050	--
	144,061	(185,307)
Increase (decrease) in cash during the period	28,102	(398,908)
Cash, beginning of period	13,629	408,375
Cash, end of period	$ 41,731	$ 9,467
Supplemental information		
Stock-based compensation capitalized to mineral property interests	--	3,729
Future income tax liability capitalized to mineral property interests	--	1,310

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2010 and 2009
(Unaudited – prepared by management)

1. Nature of operations and going concern

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying interim financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009.

As disclosed in the financial statements, the Company has working capital, as at March 31, 2010, of $1,464,879 (December 31, 2009 – $1,686,715) and an accumulated deficit of $15,715,655 (December 31, 2009 – $15,531,280). Working capital is defined as current assets less current liabilities.

The Company has capitalized $8,715,504 (December 31, 2009 - $8,668,228) in acquisition and related exploration costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2010.

3. Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company adopted this standard effective December 31, 2009, with no impact on the Company's interim financial statements.

4. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Jersey and Emerald Properties are comprised of several claims that have been purchased or are under option. The properties are contiguous. The properties are located near the community of Salmo in southeastern British Columbia. In the three months ended March 31, 2010, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

(d) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2010 of $750 for lease of surface property rights. In fiscal 2010, the Company will have to make cash payments of $18,000, and issue 150,000 common shares with respect to its mineral property interests held at December 31, 2009.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2010 and 2009
(Unaudited – prepared by management)

5. Investments

	Number of Shares	Book Value March 31, 2010	Fair Value March 31, 2010	Fair Value December 31, 2009
Emgold Mining Corporation (Note 8 (c))	1,565	$ 3,913	$ 392	$ 548
Total Investments		$ 3,913	$ 392	$ 548

As at March 31, 2010, investments in available-for-sale securities consist of marketable securities which had a market value of $392 (December 31, 2009 - $548). The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income ("AOCI"), a component of shareholders' equity.

6. Equipment

	Cost	Accumulated Amortization	Net Book Value March 31, 2010	Cost	Accumulated Amortization	Net Book Value December 31, 2009
Office equipment	$ 3,283	$ 3,283	$ --	$ 3,283	$ 3,283	$ --
Computer equipment	11,856	11,339	517	11,856	10,963	893
Field and mining equipment	49,614	47,539	2,075	49,614	46,760	2,854
Vehicles	26,271	20,952	5,319	26,271	18,763	7,508
	$ 91,024	$ 83,113	$ 7,911	$ 91,024	$ 79,769	$ 11,255

7. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

7. Share capital (continued)

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at March 31, 2010:

Weighted Average Exercise Price	Number Outstanding at March 31, 2010	Weighted Average Remaining Contractual Life
$0.10	1,500,000	0.2 years
$0.17	2,425,000	1.2 years
$0.45	2,230,000	2.3 years
$0.29	2,670,000	2.6 years
$0.29	200,000	3.0 years
$0.10	5,670,000	4.2 years
$0.10	500,000	4.7 years
$0.20	15,195,000	2.8 years

A summary of the stock options for the three months ended March 31, 2010 and year ended December 31, 2009, is presented below:

	Shares	Weighted Average Exercise Price
Balance, March 31, 2010 and December 31, 2009	15,195,000	$0.20
Vested, March 31, 2010	15,090,000	$0.20

(d) Share purchase warrants

As at March 31, 2010, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
17,785,999		

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2010 and 2009
(Unaudited – prepared by management)

7. Share capital (continued)

(e) Shareholder rights plan

The Company's board of directors and shareholders approved the adoption of a Shareholder Rights Plan (the "Rights Plan"). Effective October 31, 2006, the rights (the "Rights") were issued and attached to all of the Company's outstanding common shares. The Rights will become exercisable only if a person, together with its affiliates, associates and acting jointly, acquires or announces its intention to acquire beneficial ownership of the Company's common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan). The Rights will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

8. Related party transactions and balances

	Three months ended March 31,	
Services rendered and reimbursement of expenses:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 71,354	$ 123,808
Lang Mining Corporation (b)	7,500	7,500
Directors' fees	10,500	12,000

Balances receivable from (d):	March 31, 2010	December 31, 2009
Quorum Management and Administrative Services Inc. (a)	$ --	$ 5,334
Balances payable to (d):		
Quorum Management and Administrative Services Inc. (a)	$ 44,609	$ --
Lang Mining Corporation (b)	2,625	--
Directors' fees	47,000	48,000
	$ 94,234	$ 48,000

(a) Management, administrative, geological and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum") at market rates for the rental of office space and services provided by Quorum.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2010 and 2009
(Unaudited – prepared by management)

8. Related party transactions and balances

(c) The Company's investments include shares in a listed company with a common director.

(d) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

9. Financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at March 31, 2010, the classification of the financial instruments, as well as their carrying values and fair values, with comparative figures for December 31, 2009, are shown in the table below:

	March 31, 2010		December 31, 2009	
	Fair Value	**Carrying Value**	**Fair Value**	**Carrying Value**
Financial assets				
Cash	$ 41,731	$ 41,731	$ 13,629	$ 13,629
Short-term investments	1,577,250	1,577,250	1,760,000	1,760,000
Accounts receivable	21,160	21,160	15,316	15,316
Investments	392	392	548	548
Due from related parties	--	--	5,334	5,334
Financial liabilities				
Accounts payable and accrued liabilities	88,385	88,385	78,694	78,694
Due to related parties	94,234	94,234	48,000	48,000

The fair values of the Company's financial instruments measured at March 31, 2010, constitute Level 1 measurements for its cash, short-term investments and investments within the fair value hierarchy defined under Canadian GAAP.

The Company recognized interest income during the three months ended March 31, 2010, totalling $1,817. This is primarily interest income from the Company's short-term investments. This balance represents interest income from all sources.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2010 and 2009
(Unaudited – prepared by management)

9. Financial instruments (continued)

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

		March 31, 2010
Accounts and other receivables -		
Currently due	$	21,160
Past due by 90 days or less, not impaired		--
Past due by greater than 90 days, not impaired		--
		21,160
Cash		41,731
Short-term investments		1,577,250
	$	1,640,141

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company's maximum exposure to credit risk as at March 31, 2010, is the carrying value of its financial assets.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 12, in normal circumstances. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2010, are summarized as follows:

		March 31, 2010
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	88,385
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		94,234
In later than 90 days, not later than one year		--

9. Financial instruments (continued)

Market risks
The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk
  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold, copper, zinc, lead, molybdenum and tungsten, and the outlook for these metals. The Company's ability to raise capital is affected by the prices of commodities that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

  Market prices for these metals have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

- Interest rate risk
  The Company has no significant exposure at March 31, 2010, to interest rate risk through its financial instruments.

- Currency risk
  Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

10. Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in British Columbia and to maintain a flexible capital structure which will optimize the costs of capital.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently has sufficient funds for operations but must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs in future years (See Note 1).

10. Management of capital (continued)

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities allowing the Company to withdraw funds at intervals needed for the expected timing of expenditures in its operations.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2010
(Unaudited – prepared by management)

Note 11: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests March 31, 2010
Acquisition costs				
Balance, beginning of period	$ 515,636	$ 627,431	$ 1	$ 1,143,068
Incurred during the period	--	18,583	--	18,583
Balance, end of period	515,636	646,014	1	1,161,651
Exploration and development costs				
Incurred during the period				
Assays and analysis	--	(9,634)	--	(9,634)
Geological and geophysical	4,585	21,043	140	25,768
Site activities	1,488	10,848	--	12,336
Travel and accommodation	--	223	--	223
	6,073	22,480	140	28,693
Balance, beginning of period	2,827,074	4,698,086	--	7,525,160
Balance, end of period	2,833,147	4,720,566	140	7,553,853
Total Mineral Property Interests	$ 3,348,783	$ 5,366,580	$ 141	$ 8,715,504

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2009
(Unaudited – prepared by management)

Note 11: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2009
Acquisition costs				
Balance, beginning of year	$ 512,065	$ 523,581	$ 1	$ 1,035,647
Incurred during the year	3,571	103,850	--	107,421
Balance, end of year	515,636	627,431	1	1,143,068
Exploration and development costs				
Incurred during the year				
Assays and analysis	937	57,783	--	58,720
Drilling	--	209,082	--	209,082
Geological and geophysical	55,555	173,083	--	228,638
Site activities	3,656	59,742	--	63,398
Stock-based compensation	--	56,003	--	56,003
Travel and accommodation	6,110	20,846	--	26,956
	66,258	576,539	--	642,797
Balance, beginning of year	2,792,648	4,928,069	--	7,720,717
Mineral exploration tax credits	(31,832)	(806,522)	--	(838,354)
Balance, end of year	2,827,074	4,698,086	--	7,525,160
Total Mineral Property Interests	$ 3,342,710	$ 5,325,517	$ 1	$ 8,668,228

Sultan Minerals Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2010

Sultan Minerals Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2010

1.1 Date

The effective date of this Management's Discussion and Analysis ("MD&A") is May 26, 2010.

1.2 Overview

This Management's MD&A contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the Company's interim financial statements for the years ended December 31, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the three months ended March 31, 2010 ("fiscal 2010") was $184,375 or $0.00 per share compared to a loss of $192,419 or $0.00 per share for the three months ended March 31, 2009 ("fiscal 2009"), after income tax recovery of $1,310, related to capitalized stock-based compensation.
- During fiscal 2010, operations utilized cash of $115,959 compared to $213,601 in fiscal 2009.
- Expenditures on mineral property interests totalled $47,276 in fiscal 2010 compared to $60,459 in fiscal 2009. The expenditures were incurred on the following mineral properties in fiscal 2010, with the fiscal 2009 numbers in brackets: Kena - $6,073 ($3,878), Stephens Lake - $140 ($Nil), and the Jersey and Emerald properties - $41,063 ($56,581). There were no mineral property write-downs in either fiscal period.

1.2.1 Jersey – Emerald Property, British Columbia

The approximate 20,000-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a 2-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit.

During the three months ended March 31, 2010, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada.

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

Sultan's Jersey Emerald property includes British Columbia's second and third largest historic lead-zinc mines. The HB showing was initially staked in 1907 and put into production in a limited manner in 1912. In 1927 the property was acquired by the Consolidated Mining and Smelting Company ("Cominco"). Exploration by Cominco in 1949-1950 lead to the discovery of three parallel, steeply dipping, ore zones extending for 900 metres in a north-south direction across the claims. In 1955 the HB Mine was put into production at 1,000 tons/day. Ten years later in 1965 the adjacent Garnet Lead-Zinc Mine was put into production as part of Cominco's HB mining operation.

Between 1912 and 1978 the Garnet and HB mines are reported to have produced a total of 6,656,101 tonnes of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE). Seventy percent of this production is estimated to have been mined from the HB Mine deposits.

The Garnet and HB mines closed in August 1978. As of December 31, 1978, the remaining measured and indicated reserves for the HB Mine were reported by Canadian Pacific Limited as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209). Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

Readers are cautioned that the grades, resource figures and production figures quoted in this release are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at the Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

EXPLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com, and in the Company's annual MDA which can also be found on the two websites noted earlier.

In early 2010 the Company completed a magnetometer geophysical survey on its HB and Garnet Zinc Properties which has identified two, new, high priority, geophysical targets. The two targets lie adjacent to and along strike from the two historic mines. Together the two new targets rival the combined size of the two historic mines.

The eastern magnetic anomaly is situated along strike to the north of the historic Garnet Zinc mine suggesting the possibility of an extension to the historic mine. This target is comparable in size to the former Garnet mine. The magnetic anomaly is believed to be caused by the mineral pyrrhotite which is locally associated with the zinc mineralization. The Garnet deposit was mined as an open cut and thus only gives a magnetic response over a remnant pillar at the south end of the deposit.

The second geophysical target is situated 400 metres west of the Garnet Mine and trends parallel to both the Garnet and HB deposits. This target is more than 800 metres in length and is comparable in size to the combined Garnet and HB deposits. The target appears to be sub surface plunging to the north but may be exposed on surface at its south end.

A recently completed soil geochemical survey over the HB and Garnet Zinc zones shows potential for extensions and parallel zones of lead-zinc mineralization. Analytical results identify multiple zinc anomalies where many samples exceed 10,000 ppm, the upper limit of laboratory detection. The principal soil anomaly is centered over the Garnet Zinc Mine but extends far beyond the original deposit. This strong, 900-metre long, lead and zinc anomaly extends for 300 metres to the north and 300 metres to the south of the historic Garnet workings and remains open to the south. The north end of the soil anomaly partially overlaps with a magnetic geophysical anomaly which is believed to be reflecting mineralization at depth. Two parallel soil anomalies lie to the west of the Garnet Mine suggesting potential for additional lead-zinc mineralization in an area that has never been drill tested. The western most soil anomaly coincides with the southern end of a strong magnetic geophysical anomaly that is believed to plunge to the north where it exists below surface for a distance of 900 metres beyond the zinc soil anomaly.

Several areas of elevated lead and zinc concentrations occur to the east of the Garnet zone. These areas are believed to be reflecting surface exposures of the HB Zinc deposit and the associated mine workings. A large database of historical mine records including mine plans, mine sections, drill logs and geological maps was acquired with the property and is being reviewed.

In May 2010 Sultan received its exploration permit to allow for trenching and drilling within the HB-Garnet mines area of the Jersey-Emerald property. Critchlow Diamond Drilling of Salmo, BC, has been contracted to complete up to 1500 metres of drilling commencing later in May.

Targets for drilling have been defined by elevated lead and zinc in soil geochemistry coincident with elevated magnetic response. The magnetic data is currently being analyzed by Peter E. Walcott and Associates to assist with target definition and drill-hole placement. Of particular interest to Sultan is a 900-metre long magnetic anomaly that is located approximately 250 metres west of the historic mine workings. Coincident lead and zinc soil anomalies suggest potential for lead-zinc mineralization in an area that has never been drill tested.

Sultan's consultants continue to process the large database of historical mine records, including paper-drafted mine plans, mine sections, drill logs and geological maps that were acquired with the property. Mr. Ed Lawrence, P.Eng, former Manager of Sultan's adjacent Jersey and Emerald Mines, is undertaking a review of the historical HB and Garnet mine records. Preliminary inspection of this information suggests that the south end of the Garnet zinc deposit remains open and may extend to the south far beyond the previous mining operations.

Exploration expenditures on the Jersey-Emerald property in fiscal 2010 with the fiscal 2009 comparative figures shown in parentheses include the following: assays and analysis – recovery of $9,634 ($10,976); drilling geological and geophysical – $21,043 ($21,501); travel and accommodation – $223 ($2,214); stock-based compensation and future income tax recovery - $Nil ($5,039); and site activities – $10,848 ($14,601). Acquisition costs of $18,583 ($2,250) were incurred.

Mr. Ed Lawrence, P.Eng. is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena Gold Property, British Columbia

Sultan's 8,173-hectare Kena Gold-Copper Project located near the community of Ymir in southeastern British Columbia encompasses two areas of porphyry-style gold mineralization – the Gold Mountain and Kena Gold Zones situated within an 8.0-km long gold geochemical anomaly. Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes and a preliminary NI 43-101 resource estimate was prepared by Giroux Consultants Ltd. in June 2004. The report shows a measured and indicated resource of 11,820,000 tonnes containing 381,000 ounces of gold at an average grade of 1.0 g/T using a

0.5 g/T cut-off grade for gold. An additional inferred resource of 12,150,000 tonnes containing 389,000 ounces of gold at the same grade (June 7, 2004, News Release) expands the potential size and should be increased with additional diamond drilling.

Exploration expenditures on the Kena property in fiscal 2010, with the fiscal 2009 comparative figures shown in parentheses, include the following: geological and geophysical – $4,585 ($728) and site activities – $1,488 ($463). Acquisition costs of $Nil ($2,687) were incurred.

Ms Linda Dandy, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

1.2.3 Other Properties, British Columbia

Sultan has staked 570 hectares of mineral tenures adjacent to the Gibraltar Porphyry Copper-Molybdenum Mine ("Gibraltar Mine") in south central British Columbia, Canada. The road accessible property is located 1,500 metres west of the Gibraltar Mine, approximately 40 kilometres north of the community of Williams Lake BC. The Gibraltar Mine is the second largest porphyry copper mine in British Columbia. Production commenced in 1972 and to date it has been reported that 350 million tonnes of ore have been mined and milled giving 2.1 billion pounds of copper and 22.0 million pounds of molybdenum. Proven and probable reserves are currently 470 million tons grading 0.315% copper and 0.008% molybdenum.

Sultan's adjacent property overlies the west margin of the Granite Mountain pluton, which is host to the Gibraltar orebodies. The property has had little previous exploration. The claims were acquired as part of Sultan's ongoing program of acquiring underexplored properties in proven mining camps.

Sultan has contracted Peter E. Walcott & Associates to review the property and make recommendations for a geophysical survey that will investigate the property's potential for porphyry copper-molybdenum mineralization.

1.2.4 Mineral Property Option Payments Due In Fiscal 2010

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2010 of $750 for lease of surface property rights and will have to make cash payments in the year ended December 31, 2010, of $21,000, and issue 150,000 common shares with respect to its mineral property interests held at December 31, 2009.

1.2.5 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 was US$603 per ounce. In 2007 gold averaged US$693 per ounce, in 2008 the average price per ounce was US$872 and in 2009 the average price per ounce was US$972. In 2010, the price of gold has averaged US$1129 to May 18. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008. The price in 2009 averaged US$12.50 per pound with a price of US$17.15 at March 31, 2010. The price of tungsten has remained relatively stable at between US$210 to US$215/MTU for APT concentrate (as of March 31, 2010, it was US$212/MTU Source - Metals Bulletin).. The price of lead in 2009 was US$0.80 per pound and at April 13, 2010 was US$1.05 per pound, and the average price of zinc in 2009 was US$0.80 per pound and currently sits at US$1.07 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007
Current assets	$ 1,813,409	$ 2,128,442	$ 4,361,691
Mineral property interests	8,668,228	8,756,364	7,120,104
Other assets	33,973	53,231	75,138
Total assets	10,515,610	10,938,037	11,556,933
Current liabilities	126,694	225,384	236,718
Long-term debt	--	--	44,000
Shareholders' equity	10,388,916	10,712,653	11,276,215
Total shareholders' equity and liabilities	10,515,610	10,938,037	11,556,933
Working capital (current assets less current liabilities)	1,686,715	1,903,058	4,124,973

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Expenses (recoveries)			
Amortization	$ 365	$ 1,711	$ 2,020
Debt finance adjustment	(3,000)	18,000	(14,000)
Legal, accounting and audit	60,498	35,719	56,428
Management and consulting fees	30,000	57,750	45,000
Office and administration	156,726	136,056	94,339
Salaries and benefits	326,985	295,897	221,429
Shareholder communications	190,196	352,205	263,175
Stock-based compensation	299,019	476,653	677,726
Termination fee	250,000	--	--
Travel and conferences	4,863	49,517	34,400
	1,351,652	1,423,508	1,380,517
Property investigations	3,902	1,418	4,352
Write-down of mineral property interests	--	82,809	92,736
Interest and other income	(42,866)	(90,235)	(141,173)
Loss before income taxes	(1,276,688)	(1,417,500)	(1,336,432)
Income tax (recovery) expense – current	--	--	--
– future income taxes	14,488	385,487	68,172
Loss for the year	$ (1,262,200)	$ (1,032,013)	$ (1,268,260)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	112,981,330	101,626,050	86,200,248
Number of common shares issued and outstanding, end of year	123,910,618	101,950,858	100,226,518

1.4 Results of Operations

	Three months ended March 31, 2010	2009
Expenses (recoveries)		
Amortization	$ --	$ 274
Legal, accounting and audit	6,087	10,191
Management fees	7,500	7,500
Office and administration	23,306	39,958
Property investigations	1,910	1,144
Salaries and benefits	71,814	84,083
Shareholder communications	62,783	41,090
Stock-based compensation	(79)	19,105
Travel and conferences	12,871	2,616
Interest and other income	(1,817)	(12,232)
	184,375	193,729
Loss before income taxes	(184,375)	(193,729)
Future income tax recovery	--	1,310
Loss for the period	(184,375)	(192,419)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	123,928,200	101,950,838

Sultan's loss for fiscal 2010 was $184,375 or $0.00 per share compared to a loss of $192,419 or $0.00 per share for fiscal 2009, after income tax recovery of $1,310, related to capitalized stock-based compensation.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest and other income decreased from $12,232 in fiscal 2009 to $1,817 in fiscal 2009, due to lower cash balances and lower interest rates in fiscal 2010.

Expenses

Legal, accounting and audit decreased from $10,191 in fiscal 2009 to $6,087 in fiscal 2010. Audit fees are accrued throughout the fiscal year. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for an annual fee of $30,000, or $7,500 in each quarterly period.

Office and administration costs decreased from $39,958 in fiscal 2009 to $23,306 in fiscal 2010. The office and administration costs include rent, shared office services and other costs related to administration of a public company. Included in fiscal 2009 is $12,000 in accrued directors' fees. Directors' fees were finalized in April 2010, and will be paid at a total of $3,500 per month for the three outside directors. The Company continues to rent space from Quorum and pay market rates for the services of Quorum.

Salaries and benefits decreased from $84,083 in fiscal 2009 to $71,814 in fiscal 2010. The salaries change depending on activity levels provided by Quorum.

In fiscal 2009, there was $19,105 in stock-based compensation expense, compared with a recovery of $79 related to revaluation of unvested stock options granted to consultants in fiscal 2009. In addition, stock-based compensation expense of $3,729, based on the B-S valuation model, was capitalized to mineral property interests in fiscal 2009. No stock-based compensation was capitalized relating to options granted in fiscal 2010. The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have increased from $41,090 in fiscal 2009 to $62,783 in fiscal 2010. The Company utilized the services of Arbutus Enterprises Ltd. - $6,000 (2009 - $6,000) and Horng Kher (Marc) Lee - $18,000 (2009 - $18,000. Other shareholder activities consist of web site maintenance and development, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses increased from $2,616 in fiscal 2009 to $12,871 in fiscal 2010. The Company attended the Prospectors and Developers Conference in fiscal 2010, contributing to the higher expense in that period.

Property investigation costs increased from $1,144 in fiscal 2009 to $1,910 in fiscal 2010. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of acquisition and exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	Jersey Emerald and other properties	General and adminis-trative expenses (Note 1)	Loss per quarter	Loss per share
2008					
Second Quarter	6,356	441,502	357,497	323,439	$0.00
Third Quarter	17,403	379,885	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	296,462	388,112	$0.00
2009					
First Quarter	3,878	56,581	204,817	192,419	$0.00
Second Quarter	6,889	232,505	479,819	475,009	$0.01
Third Quarter	21,925	261,714	191,158	189,422	$0.00
Fourth Quarter	37,137	129,589	439,858	405,350	$0.00
2010					
First Quarter	6,073	41,203	184,282	184,375	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.

Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2010, Sultan's working capital, defined as current assets less current liabilities, was $1,464,879 (December 31, 2009 - $1,686,715). The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological, office rent and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum") at market rates.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At March 31, 2010, Sultan had capitalized $8,715,504, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba.

In fiscal 2010, the Company entered into an agreement to acquire a 100% interest in the HB Lead-Zinc Property, comprised of a 100-hectare mineral claim, Tenure Number 693188, located at UTM coordinates 5,443,100N and 485,600E near Salmo, British Columbia, Canada. .

Under the terms of the agreement, the Company earned a 100% interest in the property by making a cash payment of $10,000 and issuing 100,000 common shares.

1.7 Capital Resources

During the three months ended March 31, 2010, the Company did not complete any form of financings.

In the year ended December 31 2009, the Company received refunds of its 2006, 2007 and 2008 METC claims in the amount of $838,354 plus interest. This has provided additional working capital to the Company to be used in its exploration activities. The METC refunds may be subject to audit. The Company will apply for credits related to exploration incurred in the year ended December 31, 2009, but no forms have been completed. Any METC credits received as of the date of this Quarterly MD&A may be subject to audit.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at March 31, 2010 and December 31, 2009, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in British Columbia and to maintain a flexible capital structure which will optimize the costs of capital.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently has sufficient funds for operations but must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs in future years.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities allowing the Company to withdraw funds at intervals needed for the expected timing of expenditures in its operations.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Three months ended March 31, 2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 71,354	$ 123,808
Lang Mining Corporation (b)	7,500	7,500
Directors' fees	10,500	12,000

Balances receivable from (d):	March 31, 2010	December 31, 2009
Quorum Management and Administrative Services Inc. (a)	$ --	$ 5,334
Balances payable to (d):		
Quorum Management and Administrative Services Inc. (a)	$ 44,609	$ --
Lang Mining Corporation (b)	2,625	--
Directors' fees	47,000	48,000
	$ 94,234	$ 48,000

(a) Management, administrative, geological and other services are provided by Quorum Management and Administrative Services Inc. ("Quorum") at market rates for the rental of office space and services provided by Quorum.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) The Company's investments include shares in a listed company with a common director.

(d) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.11 Critical Accounting Estimates

As at March 31, 2010, the Company was a venture issuer.

1.12 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these financial statements.

(a) International financial reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

The Company's IFRS conversion plan will include consideration of the impacts of IFRS on the Company's consolidated financial statements, internal control over financial reporting, information systems and business activities such as income and expenses denominated in currencies in other than United States dollars, compensation metrics, and personnel and training requirements. Management expects minimal impact on information systems and compensation metrics will arise from converting to IFRS.

The IFRS conversion plan will include a high-level impact assessment of IFRS effective in 2010, as relevant to the Company. This initial assessment will identify those standards of high or medium priority to the Company, based on a number of factors pertinent to the Company. The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company's adoption of IFRS, and therefore may impact this initial high-level assessment. The Company will assess any such change as a component of its detailed impact assessment and update its IFRS conversion plan as appropriate.

The Company will review in detail any areas that they have determined may have a high or medium level of impact on the Company's consolidated financial statements. This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company's conversion to

IFRS and evaluation of the impact on outstanding operational elements such as budgeting. The Company has commenced a high level review but has not yet outlined a detailed review of IFRS relevant to the Company and identification of key differences. The Company expects to complete this before the end of the third quarter of fiscal 2010.

Once the areas that will require detailed review are identified, the Company will make the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company's quarterly and annual consolidated financial statements and related notes effective January 1, 2011, including comparative figures for the year ended December 31, 2010. The Company has commenced its high-level diagnostic and once it is complete, the Company will be able to describe or quantify the effects on its consolidated financial statements.

Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section "1582, "Business Combinations", which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. These standards will have no impact on the Company's financial statements.

1.13 Financial instruments and other instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at March 31, 2010, the classification of the financial instruments, as well as their carrying values and fair values, with comparative figures for December 31, 2009, are shown in the table below:

	March 31, 2010		December 31, 2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets				
Cash	$ 41,731	$ 41,731	$ 13,629	$ 13,629
Short-term investments	1,577,250	1,577,250	1,760,000	1,760,000
Accounts receivable	21,160	21,160	15,316	15,316
Investments	392	392	548	548
Due from related parties	--	--	5,334	5,334
Financial liabilities				
Accounts payable and accrued liabilities	88,385	88,385	78,694	78,694
Due to related parties	94,234	94,234	48,000	48,000

The fair values of the Company's financial instruments measured at March 31, 2010, constitute Level 1 measurements for its cash, short-term investments and investments within the fair value hierarchy defined under Canadian GAAP.

The Company recognized interest income during the three months ended March 31, 2010, totalling $1,817. This is primarily interest income from the Company's short-term investments. This balance represents interest income from all sources.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

		March 31, 2010
Accounts and other receivables -		
Currently due	$	21,160
Past due by 90 days or less, not impaired		--
Past due by greater than 90 days, not impaired		--
		21,160
Cash		41,731
Short-term investments		1,577,250
	$	1,640,141

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily its investment in marketable securities of publicly-traded companies and any receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company's maximum exposure to credit risk as at March 31, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances. The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2010, are summarized as follows:

		March 31, 2010
Accounts payable and accrued liabilities with contractual maturities –		
Within 90 days or less	$	88,385
In later than 90 days, not later than one year		--
Due to related parties with contractual maturities		
Within 90 days or less		94,234
In later than 90 days, not later than one year		--

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

- Commodity price risk
  The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold, copper, zinc, lead,

molybdenum and tungsten, and the outlook for these metals. The Company's ability to raise capital is affected by the prices of commodities that the Company is exploring for on its mineral property interests. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for these metals have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

Interest rate risk
The Company has no significant exposure at March 31, 2010, to interest rate risk through its financial instruments.

Currency risk
Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

The Company's objective in managing capital is to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in British Columbia and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company endeavours to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk. The Company currently has sufficient funds for operations but must rely on equity financings, or forms of joint venture or other types of financing to continue exploration and development work and to meet its administrative overhead costs in future years (See Note 1).

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities allowing the Company to withdraw funds at intervals needed for the expected timing of expenditures in its operations.

1.14.1 Other MD& A Requirements

See the financial statements for the three months ended March 31, 2010 and 2009.

1.14.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited financial statements for the three months ended March 31, 2010 and 2009.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations and Deficit.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 26, 2010, the date of this MD&A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

124,010,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,425,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,230,000	$0.45	July 20, 2012
2,670,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
5,670,000	$0.10	June 22, 2014
500,000	$0.10	December 11, 2014
15,195,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
13,333,333	$0.06/$0.12	June 30, 2010/2014
706,666	$0.06/$0.12	June 30, 2010/2014
2,247,600	$0.05	June 30, 2014
1,498,400	$0.06/$0.12	June 30, 2010/2014
17,785,999	$0.14 (using 2010 expiry values)	

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the "Rights Plan"), which has been implemented by way of a rights plan agreement (the "Rights Plan Agreement") designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the "Board") considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company's shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the "Rights") were issued and attached to all of Sultan's outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a "Permitted Bid", which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company's shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.